CENTRAL VIRGINIA BANKSHARES, INC.

2004 Annual Report


CVBK .58 2.1 15 5.0 28.65

BUSINESS OF THE COMPANY

Central Virginia Bankshares, Inc. (the "Company") was incorporated in 1986 to serve as the holding company for Central Virginia Bank (the "Bank"). The Bank was incorporated in 1972 under the laws of Virginia and opened for business on September 17, 1973. Its primary service areas are Powhatan and Cumberland Counties, eastern Goochland County and western Chesterfield and western Henrico Counties. The Bank's main office is located in the Village of Flat Rock in Powhatan County, eight miles west of the Village of Midlothian in Chesterfield County. Flat Rock is the commercial hub of Powhatan County. The Bank's branch offices are located in the Village Marketplace Shopping Center in the Village of Midlothian, the Market Square Shopping Center in Brandermill and the Shoppes at Bellgrade, all in Chesterfield County, on U.S. Route 60 near the County Courthouse and in Cartersville, both in Cumberland County, and in Wellesley in the Short Pump area of western Henrico County. The Wellesley location was acquired from another financial institution and opened in July 2001 while the Bellgrade location was acquired from another financial institution in October 2003 and was opened for business in March 2004.

The Bank engages in a general community and commercial banking business, targeting the banking needs of individuals and small to medium sized businesses in its primary service area. The Bank offers all traditional loan and deposit banking services as well as newer services such as telephone banking, debit cards, and internet banking.

The Bank encounters strong competition for its banking services within its primary service area from other community banks and larger banks in the Richmond metropolitan area. The success of the Bank in the past and its plans for success in the future is dependent upon providing superior customer service and convenience. The Bank will continue to focus its lending within its primary service area.

The company is subject to regulation by the Board of Governors of the Federal Reserve System. The Bank is supervised and regularly examined by the Federal Reserve Board and the Bureau of Financial Institutions of Virginia's State Corporation Commission. The Bank is also subject to Federal Deposit Insurance Corporation deposit insurance assessments.

The Company and the Bank have 103 full-time and 19 part-time employees.

TABLE OF CONTENTS

Central Virginia Bankshares, Inc.

For the Years Ended December 31,	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)				
At Year End					
Total Assets	$379,276	$365,835	$285,086	$249,423	$200,933
Deposits	309,947	300,720	237,988	208,027	165,811
Loans Receivable, net	177,234	156,050	139,392	139,411	132,383
Stockholders' Equity	31,381	28,343	24,499	20,828	19,177
Net Income	4,364	3,914	3,005	2,019	2,060
Ratios					
Return on Average Assets	1.18%	1.22%	1.12%	.93%	1.06%
Return on Average Equity	14.80%	14.66%	13.50%	10.00%	11.52%
Per Share Data[1]					
Net Income	1.91	1.72	1.33	.94	.97
Cash Dividends	.58	.51	.47	.44	.41
Book Value Per Share	13.87	12.77	11.33	9.69	8.99

[1] Adjusted for 5% stock dividends paid in June 2004 and December 2002.

ASSETS
($ millions)


201
249
285
366
379
00
01
02
03
04

NET INCOME
($ thousands)


2,060
2,019
3,005
3,914
4,364
00
01
02
03
04

BOOK VALUE PER SHARE
($ per share)


8.99
9.69
11.33
12.77
13.87
00
01
02
03
04

2004 What a year! After our exceptional performance in 2003, we knew exceeding that performance in 2004 would be difficult. Focus, hard work and dedication produced results that once again surpassed expectations. Our net income for the year ended December 31, 2004 was $4,364,324, an increase of $450,559 or 11.5 percent compared to last year's $3,913,765. Basic earnings per share for 2004 were $1.95 compared to $1.79 in 2003 and $1.91 fully diluted compared to $1.72 in 2003, increases of 8.7 and 10.5 percent respectively. The return on average shareholders equity for 2004 was 14.8 percent versus 14.7 percent in the prior year. Our annual return on assets was a very respectable 1.18 percent, off only slightly from 2003's 1.22 percent. At year-end, the book value of a share of common stock had improved to $13.87 compared to last year's $12.77, as shareholders equity increased to $31.4 million from $28.3 million last year. Our capital position remains strong with an average capital to assets ratio of 7.98 percent. On a regulatory risk weighted basis, our tier 1 risk-based capital ratio was 13 percent and the total risk-based ratio was 14 percent.

Our total assets at year end stood at $379.3 million an increase of 3.7 percent from last year-end's balance of $365.8 million. Our compound annual growth rate measured over the past five years has been an impressive 14.9 percent, and over the past seven years this same measure was 14.7 percent! Our deposit pricing and marketing strategies throughout 2004 were not only effective but successful as every deposit category except for regular savings evidenced solid growth, with regular checking up 14 percent, interest checking up 9 percent, savings down 8 percent, and certificates of deposit up 3 percent. We have experienced keen competition for deposits in our primary markets over the past few years, and fully anticipate this trend to continue.

The continuing growth in our profitability is a direct result of growth in, and management of, our earning assets, which consist of investment securities or loans; and our funding sources, comprised of deposits and borrowings. Average earning assets were $341.8 million an increase of $45.5 million or 15.4 percent over 2003's average of $296.3 million. Securities purchased for investment purposes averaged $170 million up $24.3 million from $145.7 million in the prior year, while loans grew by $21.7 million to end the year at $171.3 million.

On the funding side, total deposits averaged $300.7 million, an increase of 11.2 percent or $30.2 million over 2003's average of $270.5 million. While total borrowings averaged $33 million an increase of $10 million from last year's average of $23 million. We will continue to maximize earnings through the application of reasonable financial leverage, having capitalized on the historical lows in interest rates in 2003 and early 2004.

Our primary source of profitability and the most important measure of our net interest income management is the tax-equivalent net interest margin. It represents the difference between interest income with all non-taxable interest adjusted to a fully tax-equivalent basis plus net loan fees earned, minus all interest expense. When this is expressed as a percentage of average interest earning assets, you have the net interest margin. The Company's tax-equivalent net interest margin was 4.05 percent in 2004, compared to 4.21 percent during 2003. The margin decreased in 2004 as the tax-equivalent yield on interest-earning assets fell by 26 basis points to 6.20 percent from 6.46 percent in 2003 while

The continuing growth in our profitability is a direct result of growth in and management of our earning assets...investment securities and loans; and our funding sources...deposits and borrowings.



clockwise from top left: F. William Kidd, Charles F. Catlett, III, Leslie S. Cundiff

the yield on interest-bearing liabilities only decreased 10 basis points to 2.45 percent in 2004 from 2.55 percent in 2003. The decline in the yield on earning assets was due to declines in the yield on loans from 6.88 percent in 2003 to 6.47 percent in 2004; coupled with the yield on investment securities dropping to 5.99 percent in 2004 from 6.12 percent in 2003 as higher-yielding securities were called by the issuers and replaced with securities bearing the lower current market interest rates. On a brighter note, as previously mentioned, we are experiencing solid loan demand , resulting in higher levels of earning assets. The majority of our loan demand continues to be short term commercial and construction loans and residential mortgage lending. Additionally, our total consumer loan growth has principally been home equity lines and credit cards.

We believe the future is bright for Central Virginia Bankshares, Inc. as we are situated in an ideal market. The growth continues in eastern Powhatan and western Chesterfield Counties as well as eastern Goochland and western Henrico Counties. As we previously mentioned, the opening of the western portion of Route 288 in the third quarter of 2004 will no doubt be a significant catalyst to the economic expansion of our markets. Our regional economic climate is vibrant and shows no signs of weakness or abatement of growth. The demand for housing remains robust, while the availability of homes on the market is tight. This situation is the principal driver of a continuing demand for residential construction in our principal markets.

We remain committed to building and improving shareholder value through maintaining profitability ...allowing regular dividend payments reflective of the growth in our earnings.



Ralph Larry Lyons, John B. Larus

The continuing economic growth in our region is significantly impacted by interest rates. In our opinion, while rates will be moving upward over the next year, the increases will be measured and should be absorbed with little negative impact, which bodes well for business expansion, consumer spending, and our company.

Our asset quality remains good, as evidenced by low levels of non-performing assets. Loans in a non-accrual status, loans past due over ninety days, and foreclosed property remain at levels that we believe are acceptable. We continue to maintain our reserve for loan losses at an appropriately prudent level given our ongoing analysis of the potential for losses within our loan portfolio. At year-end the reserve stood at 1.50 percent of total loans.

Our non-interest income in 2004 was $2.8 million compared with last year's $3 million, a decline of 6 percent resulting from lower deposit fees and charges, commissions from a lower volume of non-deposit investment product sales, and a decline in the volume of secondary market mortgage loan originations and refinancings. Our goal remains to increase non-interest income from expansion of existing and identifying new sources of revenue, as this is a very important component of our continuing profitability. Our Non-Deposit Investment Product Sales department and our Secondary Market Mortgage department have been very successful and will continue to be emphasized.

Regarding non-interest expense growth, we feel we have done a good job of controlling as much of these expenses as we can. Non-interest expense for 2004 totaled $10 million compared to $9.1 million in 2003, an increase of $0.9 million or 9.2 percent A large part of the increase can be attributed to growth in salaries and benefits which are the Company's second largest expense behind interest expense. Other areas where significant increases occurred were, occupancy, equipment, advertising and public relations, and other general operating expenses. A large portion of these increases are related to the opening of our Bellgrade branch in March 2004, as well as the overall growth of the bank. As we have mentioned before, as the Company grows, we are constantly in a regular cycle of replacing and upgrading our bank wide network of computer equipment and software. This process of regular technology upgrades, will continue from now on. Our challenge over the next few years will be to control our non-interest expense as much as possible given the known costs attributed to compliance with the Sarbanes-Oxley Act, increased occupancy expense associated with moving into our new main office building, and general technology upgrades. Accordingly, we anticipate our total non-interest expenses to run slightly higher than our historical average in the coming years.

What does the future hold for Central Virginia Bankshares? We believe our company will continue to grow and prosper in the coming years. We will continue to evaluate franchise expansion through branching in the higher growth areas of our primary markets. And although we have no present plans to significantly expand beyond our primary service area, we will most certainly evaluate closely any potential opportunities if and when they become known to us. Our Bellgrade branch, which opened in March 2004, is an example of how our expansion into new markets can at the same time serve existing customers with new locations that complement our present branch network. New branch locations as well as new business lines are constantly being evaluated to determine if they can provide an adequate return on our investment, thereby enhancing our profitability and increasing shareholder value.

What are the major initiatives in process or planned for the coming year? We are more than 50 percent complete with the construction of our new main office, and we anticipate occupancy in July 2005. This new branch will allow us to serve almost twice as many drive up, as well as walk in customers as our present branch. As a result of our past growth, and in view of our goals for future expansion, we are adding commercial lending and business development officers to our staff.

The Company's results for 2004 are indicative of sound earning asset and funding management. Despite slower growth than the double digit rates experienced in the past several years, we still increased income by 11.5 percent, increased capital by 11 percent, improved the book value of a share of stock by $1.10 to $13.87, improved the return on equity to 14.8 percent, and maintained a very respectable 1.18 return on assets. All-in-all, 2004 was a very good year.

As we move forward in 2005 and subsequent years, we will expand our franchise in the higher growth areas of our primary markets only when it makes sense from an economic perspective. We remain committed to building and improving shareholder value through maintaining profitability thereby allowing regular dividend payments reflective of the growth in our earnings. Our mission continues to be to deliver first class banking products and services at a fair price, while providing unparalleled personal service to all our customers.

We would be remiss, if we did not recognize the outstanding efforts and dedication of all our Officers and Associates. It should be abundantly clear that we would not have accomplished what we already have, nor will we be able to achieve our goals for the future, if it were not for their past and future efforts. Lastly, we want to sincerely thank all our shareholders and customers for your continued confidence, support, and patronage.

Sincerely,

John B. Larus
Chairman

Ralph Larry Lyons
President & CEO

RESULTS OF OPERATIONS

Net income for the year ended December 31, 2004 increased $450,559, or 11.5%, to $4,364,324. This increase was primarily due to an increase in net interest income, which increased 9.1% to $13.0 million as interest rates began to rise during the last half of the year. Total interest income increased $1.8 million, or 9.6%, as the Company's average interest-earning assets, primarily loans and investment securities, increased by $45.5 million or 15.4% from December 31, 2003. Interest expense increased 10.4% to $7.3 million from $6.7 million in 2003. This increase is reflective of a 10.4% increase in average interest-bearing deposits as well as a full year of expense related to the $5 million trust preferred securities issued in December 2003. Other income decreased 5.5% in 2004 as mortgage loan refinancing slowed resulting in a 32.6%, or $115,118 decrease in secondary mortgage market loan income. Also decreasing in 2004 compared to 2003 were deposit fees and charges, income from the investment in bank-owned life insurance, and commissions from the sale of non-deposit investment products. Non-interest expenses increased 9.2% primarily due to increases in salaries and benefits, in addition, other areas contributing to the increase were occupancy expense, advertising, and office supplies principally due to the opening of the Bellgrade branch in March 2004.

For the year ended December 31, 2003, net income increased $908,601, or 30.2%, to $3,913,765. The major source of this increase was net interest income, which increased 20.6% to $11.9 million due to the steady, but lower, interest rate environment throughout the year. Total interest income increased $1.1 million, or 6.5%, as the Company's interest-earning assets, most notably loans and investment securities, rose 30.0% from December 31, 2002. Funding for this asset growth was provided by a $62.7 million, or 26.4%, increase in deposits, as well as a $5 million increase in Federal Home Loan Bank advances and $5 million in proceeds from the issuance of trust preferred securities. Also showing an increase for the year was other income, which rose 17.9% reflecting increased activity in the secondary mortgage market loan area as well as in commissions from the sales of non-deposit investment products. Non-interest expenses increased 16.6% primarily due to increases in salaries and benefits as the Company added personnel to support the growth.

Basic earnings per share in 2004 were $1.95 compared to $1.79 in 2003 and $1.39 in 2002. Diluted earnings per share were $1.91, $1.72, and $1.33, respectively for the same periods. All per share amounts presented reflect the 5% stock dividend paid June 15, 2004.

The Company's return on average equity was 14.8% in 2004, compared to 14.7% and 13.5% in 2003 and 2002, respectively. Return on average assets amounted to 1.18%, 1.22%, and 1.12% for these same periods.

Net Interest Income. The Company's net interest income was $12,971,996 in 2004, compared to $11,891,356 and $9,860,808 for 2003 and 2002, respectively. The 9.1% increase in 2004 reflects an increase in the average balance of interest-earning assets while the 20.6% increase in 2003 reflects the effects of declining interest rates over the previous two years. Total interest income increased 9.6% to $20.3 million in 2004 as the average balance of interest-earning assets increased 15.4% to $341.8 million while the taxable equivalent yield dropped to 6.20% from 6.46% in 2003. Total interest expense increased 10.4% to $7.3 million in 2004 as a full year of interest expense was recognized related to the capital trust preferred securities issued in December 2003. In addition, the Company increased its borrowings from the Federal Home Loan Bank to $30.5 million from $26.0 million in 2003. In 2003, net interest income increased 6.5% as interest rates declined throughout the year.

The following table sets forth the Company's average interest earning assets (on a tax-equivalent basis) and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin, all for the periods indicated.

Year Ended December 31,	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in thousands)					
Interest earning assets:									
Federal funds sold	$ 2,767	$ 38	1.37%	$ 2,981	$ 31	1.04%	$ 5,551	$85	1.53%
Securities: (5)									
U. S. Treasury and other U. S. government agencies and corporations	$ 77,533	$ 3,956	5.10%	$ 69,204	$ 3,571	5.16%	$ 44,443	$ 3,017	6.79%
States and political subdivisions (3)	31,169	2,069	6.64%	26,868	1,789	6.66%	23,705	1,671	7.05%
Other securities (3)	58,569	3,999	6.83%	46,568	3,373	7.24%	28,543	2,010	7.04%
Total securities (3)	167,271	10,024	5.99%	142,640	8,733	6.12%	96,691	6,698	6.93%
Loans (1)(2)(3)(4)(6)	171,801	11,123	6.47%	150,583	10,361	6.88%	144,137	10,884	7.58%
Total interest-earning assets (3)	$341,839	$21,185	6.20%	$296,204	$19,125	6.46%	$246,379	$17,667	7.17%
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$ 51,821	$ 409	0.79%	$ 47,309	$ 429	0.91%	$ 40,968	$ 631	1.54%
Savings	51,328	641	1.25%	51,199	785	1.53%	33,543	869	2.59%
Other time	159,057	4,932	3.10%	138,923	4,715	3.39%	120,377	5,325	4.42%
Total deposits	262,206	5,982	2.28%	237,431	5,929	2.50%	194,888	6,825	3.50%
Federal funds purchased and securities sold under repurchase agreements	2,895	42	1.45%	1,297	15	1.16%	1,335	26	1.95%
FHLB advances									
Overnight	5,252	81	1.54%	5,000	67	1.34%	5,597	106	1.89%
Term	24,940	915	3.67%	16,658	627	3.76%	15,058	590	3.92%
Trust preferred obligation	5,000	325	6.50%	205	13	6.34%	—	—	0.00%
Total interest-bearing liabilities	$300,293	$ 7,345	2.45%	$260,591	$ 6,651	2.55%	$216,878	$ 7,547	3.48%
Net interest spread		$13,840	3.75%		$12,474	3.91%		$10,120	3.69%
Net interest margin			4.05%			4.21%			4.11%

(1) Installment loans are stated net of unearned income.

(2) Average loan balances include nonaccrual loans.

(3) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%

(4) Interest income on loans includes loan fees of $418,884 in 2004, $543,756 in 2003 and $565,453 in 2002.

(5) Includes securities available for sale and securities held to maturity

(6) Includes mortgage loans held for sale.

The tax-equivalent net interest margin is a measure of net interest income performance. It represents the difference between interest income with any non-taxable interest adjusted to a fully tax-equivalent basis, including net loan fees earned, and interest expense, reflected as a percentage of average interest earning assets. The Company's tax-equivalent net interest margin was 4.05% in 2004, compared to 4.21% in 2003 and 4.11% in 2002. The net interest margin decreased in 2004 as the tax-equivalent yield on interest-earning assets fell from 6.46% in 2003 to 6.20% in 2004 while the yield on interest-bearing liabilities only decreased 10 basis points from 2.55% in 2003 to 2.45% in 2004. The tax-equivalent yield on securities dropped from 6.12% in 2003 to 5.99% in 2004 as higher-yielding securities were called and were replaced with securities bearing the lower current market interest rates. In 2003, interest rates were relatively stable compared to the continual reduction of rates during 2002. The tax-equivalent yield on average interest-earning assets was 6.46% in 2003 compared to 7.17% in 2002 while the average balance of interest-earning assets increased 20.2% to $296.2 million.

Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the periods indicated. The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

(Dollars in Thousands)	**2004 Compared to 2003**			2003 Compared to 2002		
	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Federal funds sold	**$ (2)**	**$ 9**	**$ 7**	$ (32)	$ (22)	$ (54)
Securities: [1]						
U. S. Treasury and other U. S. government agencies and corporations	**424**	**(39)**	**385**	973	(419)	554
States and political subdivisions [2]	**286**	**(6)**	**280**	202	(84)	118
Other securities	**805**	**(179)**	**626**	1,304	59	1,363
Total securities	**1,515**	**(224)**	**1,291**	2,479	(444)	2,035
Loans[2]	**1,312**	**(550)**	**762**	588	(1,111)	(523)
Total interest income	**$2,825**	**$ (765)**	**$ 2,060**	$3,035	$ (1,577)	$ 1,458
Interest expense:						
Deposits:						
Interest bearing demand	**$ 55**	**$ (75)**	**$ (20)**	$ 122	$ (324)	$ (202)
Savings	**1**	**(146)**	**(144)**	(376)	292	(84)
Other time	**537**	**(320)**	**217**	1,194	(1,804)	(610)
Total deposits	**594**	**(541)**	**53**	940	(1,836)	(896)
Federal funds purchased and securities sold under repurchase agreements	**22**	**5**	**27**	(1)	(10)	(11)
FHLB advances						
Overnight	**3**	**11**	**14**	(10)	(29)	(39)
Term	**304**	**(16)**	**288**	58	(21)	37
Trust preferred securities	**312**	**—**	**312**	13	—	13
Total interest expense	**$1,235**	**$ (541)**	**$ 694**	$1,000	$ (1,896)	$ (896)
Increase (decrease) in net interest income	**$1,590**	**$ (224)**	**$ 1,366**	$2,035	$ 319	$ 2,354

(1) Includes securities available for sale and securities held to maturity

(2) Fully taxable equivalent basis

Non-Interest Income. Non-interest income decreased $165,407, or 5.5% in 2004 from 2003 for various reasons. Deposit fees and charges were down 7.1% as fees charged on overdrawn checking accounts declined. The increase in cash surrender value of bank-owned life insurance declined 3.9% reflecting decreases in interest rates. A downturn in mortgage loan refinancing activity resulted in a decline of 32.6% in income and fees from the sale of mortgage loans in the secondary market. Commissions earned from the sales of non-deposit investment products decreased 10.6% in spite of an increase in overall activity as the 2003 results included one large non-recurring commission. These decreases were partially offset by a 16.9% increase in bank card fees, a 7.9% increase in gains realized on the sale of securities and a 12.6% increase in other income.

During 2003, increased mortgage loan refinancing activity resulted in a 26.4% increase in secondary mortgage market fees for the year compared to 2002. In addition, the efforts of the Company's investment personnel resulted in an increase in investment and insurance commissions of $284,137, or 162.8% over 2002. These increases along with an increase in gains on sales of securities helped offset a small 9.7% decrease in deposit fees and charges as total non-interest income increased $456,311 or 17.9% for the year.

Non-Interest Expenses. Total non-interest expenses increased $840,746 or 9.2% for the year ended December 31, 2004. Increases in salaries, employee benefits, occupancy expense, equipment depreciation, advertising, and office supplies were all impacted by the addition of the Bellgrade branch in March 2004. Employee benefit expense, up 11.3%, also reflected a general increase in the cost of group insurance coverage. The 25.7% increase in occupancy expense also reflected the costs of building repairs necessitated by weather-related damage as well as routine maintenance such as painting. Taxes and license expense, which increased 39.7%, reflects the additional state taxes paid on the capital of the Bank after the addition of the $5 million capital contribution from the Company in December 2003.

For the year ended December 31, 2003, a modest decrease of $13,875, or 8.6% in legal and professional fees was the only category of non-interest expenses not to show an increase. However, the overall increase in non-interest expenses for the year of $1,302,648 or 16.6% was not unexpected given the growth of the Company. The largest dollar and percentage increases occurred in the salary and benefits categories as the Company added lending staff in the middle of 2002, as well as other staff necessary to support the growth of the Company. Also, benefit costs, such as health care, continued to rise. Salaries and benefits combined rose $1,001,993 or 23.1%. This also represented 76.9% of the total increase in non-interest expenses for the year.

Income Taxes. The Company reported income taxes of $1,056,351 in 2004, compared to $1,436,923 in 2003 and $1,131,313 in 2002. These amounts yielded effective tax rates of 19.5%, 26.9%, and 27.4%, respectively. The 2004 effective tax rate was positively impacted by increased investments in various securities where a significant amount of the dividends received were not subject to income taxes and the recognition of certain annual tax credits resulting from the Company's investment in a Community Reinvestment Act eligible housing project in December 2003.

FINANCIAL CONDITION

Loan Portfolio. The Company is an active residential mortgage and residential construction lender and generally extends commercial loans to small and medium sized businesses within its primary service area. The Company's commercial lending activity extends across its primary service area of Powhatan, Cumberland, western Chesterfield, and western Henrico Counties. Consistent with its focus on providing community-based financial services, the Company generally does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area.

The principal economic risk associated with each of the categories of loans in the Company's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. The risk associated with the real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations in value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial, financial and agricultural loans varies based upon the strength and activity of the local economies of the Company's market areas. The risk associated with real estate construction loans varies based upon the supply of and demand for the type of real estate under construction. Many of the Company's real estate construction loans are for pre-sold or contract homes. Builders are limited as to the number and dollar amount of loans for speculative home construction based on the financial strength of the borrower and the prevailing market conditions.

Net loans outstanding increased $21.4 million from year-end 2003 to year-end 2004 compared to an increase of $16.7 million from year-end 2002 to year-end 2003. The loan to deposit ratio was 58.1% at December 31, 2004, compared to 52.7% at December 31, 2003 and 59.5% at December 31, 2002.

The following table summarizes the Company's loan portfolio, net of unearned income:

At December 31 (Dollars in Thousands)	**2004**	2003	2002	2001	2000
Commercial	**$ 33,251**	$ 29,808	$ 26,728	$ 30,879	$ 22,229
Real Estate:					
Mortgage	**77,153**	67,216	66,746	60,851	60,188
Home equity	**7,952**	5,227	5,640	5,082	4,334
Construction	**49,788**	45,097	30,006	24,288	20,022
Total real estate	**$ 134,893**	$ 117,540	$ 102,392	$ 90,221	$ 84,544
Bank cards	**881**	891	837	845	840
Installment	**11,007**	10,292	11,625	19,505	26,732
	$ 180,032	158,531	141,582	141,450	134,406
Less unearned income	**(100)**	(27)	(88)	(200)	(364)
	179,932	158,504	141,494	141,250	134,042
Allowance for loan losses	**(2,698)**	(2,454)	(2,102)	(1,839)	(1,568)
Loans, net	**$ 177,234**	$156,050	$ 139,392	$139,411	$132,384

As shown in the above table, the total amount of real estate loans outstanding increased by $17.4 million in 2004 and by $15.1 million in 2003. During 2004, the amount of installment loans increased by $715,000 from 2003, compared to a decrease of $1.3 million in 2003 from 2002. Commercial, financial and agricultural production loans increased by $3.4 million in 2004 compared to an increase of $3.1 million in 2003.

At December 31, 2004, no concentrations of loans exceeding 10.0% of total loans existed which were not disclosed as a separate category of loans.

The following table shows the contractual maturity distribution of loan balances outstanding as of December 31, 2004. Also provided are the amounts due classified according to the sensitivity to changes in interest rates.

	Maturing			
(Dollars in Thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial	$ 7,229	$19,110	$ 6,912	$ 33,251
Real Estate:				
Mortgage	376	5,260	71,517	77,153
Home equity	107	524	7,321	7,952
Construction	33,275	14,768	1,745	49,788
Total real estate	33,758	20,552	80,583	134,893
Bank cards	—	—	881	881
Installment	3,243	6,632	1,032	10,907
	$44,230	$46,294	$89,408	$179,932

(Dollars in Thousands)	Within One Year	After One Year	Total
Loans maturing with:			
Fixed interest rates	$ 1,410	$ 29,580	$ 30,990
Variable interest rates	42,820	106,122	148,942
	$ 44,230	$ 135,702	$ 179,932

Asset Quality. Non-performing loans include non-accrual loans, loans 90 days or more past due and restructured loans. Non-accrual loans are loans on which interest accruals have been discontinued. Loans which reach non-accrual status may not be restored to accrual status until all delinquent principal and interest has been paid, or the loan becomes both well secured and in the process of collection. Restructured loans are loans with respect to which a borrower has been granted a concession on the interest rate or the original repayment terms because of financial difficulties.

Non-performing loans totaled $875,329 at December 31, 2004, compared to $1,723,421 at December 31, 2003 and $1,229,609 at December 31, 2002. Non-performing loans decreased in 2004 primarily due to a decline in loans past due 90 days or more from $1.7 million in 2003 to $604,783 in 2004. The higher level of non-performing loans in both 2003 and 2002 is reflective of an increase in loans 90 days past due and still accruing interest. There were $270,546 in loans classified as non-accrual at December 31, 2004 compared to none at December 31, 2003 and $258,281 at December 31, 2002. The majority of these loans are well secured by real estate and no significant losses are anticipated regardless of the resolution.

Other non-performing assets consists of a Virginia Small Business Financing Authority Industrial Development Revenue bond where the underlying business, in 2001, defaulted on its interest payments. The trustee, in accordance with the terms of the indenture, subsequently foreclosed on the underlying real estate collateral securing the bond and the property was listed for sale. The security was initially placed in non-accrual status, but is currently classified as a component of other assets at a value approximating its anticipated liquidation value. The property is presently leased to a tenant who has a multi-year lease-purchase option on the property. The original principal investment was $190,000 and has been written down to a value of a $140,000. Rental payments from the lessee were received in 2004 totaling $15,480 that was applied to reduce the carrying value to its present balance of $124,520. Management anticipates future lease payments will be received and applied to further reduce the principal carrying value, accordingly, there are no additional write-downs contemplated.

Management forecloses on delinquent real estate loans when all other repayment possibilities have been exhausted. There was no real estate acquired through foreclosure (OREO) at December 31, 2004 compared to $97,000 at both December 31, 2003 and 2002. Sales of the properties held at December 31, 2003 resulted in net losses of approximately $1,380. The Bank has incurred current period expenses related to carrying OREO on its books of $780 in 2004, $1,200 in 2003, and $2,400 in 2002. The Bank's practice is to value real estate acquired through foreclosure at the lower of (i) an independent current appraisal or market analysis less anticipated costs of disposal, or (ii) the existing loan balance.

Management does not believe that the level of non-performing loans in 2004 reflects any systemic problem in the Company's loan portfolio. At December 31, 2004, there were $270,546 in non-accrual loans compared to none at December 31, 2003 and $258,281 at December 31, 2002. Based on our present knowledge of the status of individual and corporate creditors and the overall economy, management does not anticipate a material increase in non-performing assets, although it may move to foreclose on borrowers whose loans are placed on a non-accrual status.

The following table summarizes non-performing assets:

At December 31,	**2004**	2003	2002	2001	2000
	(Dollars in Thousands)				
Loans accounted for on a non-accrual basis	**$ 270**	$ —	$ 258	$ 484	$ 950
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)	**605**	1,723	971	382	383
Loans restructured and in compliance with modified terms (not included in non-accrual loans or loans contractually past due 90 days or more above)	**—**	—	—	—	—
Total non-performing loans	**$ 875**	$1,723	$1,229	$ 866	$1,333
Other real estate owned	**—**	97	97	97	247
Other non-performing assets	**125**	140	150	150	—
Total non-performing assets	**$ 1,000**	$1,960	$1,476	$1,113	$1,580

Loans 90 days or more past due are generally placed on non-accrual status unless well secured and in the process of collection.

In 2004, $8,165 in interest income was reversed when loans were placed on non-accrual status. In 2003 and 2002, $0 and $5,952 of interest income was reversed under the same circumstances, respectively. Since the Company operates in a rural to suburban area, it has generally been well acquainted with its principal borrowers and has not had such a large number of problem credits that management has not been able to stay well informed about, and in contact with, troubled borrowers. Additionally, because the Company generally requires collateral for loans, the Company has been able to recover a sufficient amount of loans previously charged off so that the provision for loan losses each year usually exceeds net charge-offs.

The following table sets forth the amounts of contracted interest income and interest income reflected in income on loans accounted for on a non-accrual basis and loans restructured and in compliance with modified terms:

For the Year Ended December 31,	**2004**	2003	2002
	(Dollars in Thousands)		
Gross interest income that would have been recorded if the loans had been current and in accordance with their original terms	**$ 12**	$ 0	$22
Interest income included in income on the loans	**—**	—	—

Management is not aware of any other loans at December 31, 2004, which involve serious doubts as to the ability of such borrowers to comply with the existing payment terms.

Management has analyzed the potential risk of loss within the Company's loan portfolio, given the loan balances, quality trends, value of the underlying collateral, and current local market economic and business conditions and has recognized losses where appropriate. Loans, including non-performing loans are monitored on an ongoing basis as part of the Company's periodic loan review process. Management reviews the adequacy of its loan loss allowance at the end of each month. Based primarily on the Company's loan risk classification system, which classifies all loans, including problem credits, as substandard, doubtful, or loss, according to a scale of 1-8 with 8 being a loss, additional provisions for losses may be made monthly. Management evaluates non-performing loans relative to their collateral value and makes appropriate deductions in the carrying value of those loans based on that review. Furthermore, past experiences had led management to conclude that as a general matter it is prudent to operate with a high level of reserves. The ratio of the allowance for loan losses to total loans was 1.50% at December 31, 2004, compared to 1.55% at December 31, 2003 and 1.49% at December 31, 2002. Management feels that the growth of the allowance for loan losses, while not at the same rate as the portfolio growth, is adequate to provide for future losses. At December 31, 2004, the ratio of the allowance for loan losses to non-performing loans was 308.3%, compared to 142.4% and 171.0% at December 31, 2003 and 2002, respectively. Management evaluates non-performing loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

The following table summarizes changes in the allowance for loan losses:

(Dollars in Thousands)	**2004**	2003	2002	2001	2000
Balance at beginning of period	**$ 2,454**	$ 2,102	$ 1,839	$ 1,658	$ 1,487
Charge-offs:					
Commercial	**69**	2	131	—	74
Real estate					
Mortgage	**8**	—	—	28	54
Home equity	**—**	19	3	18	—
Construction	**—**	—	—	—	—
Bank cards	**17**	51	24	27	22
Installment	**120**	40	51	157	143
Total	**214**	112	209	230	293
Recoveries on previous loan losses:					
Commercial	**—**	3	—	48	6
Real estate					
Mortgage	**—**	—	—	24	—
Home equity	**—**	5	—	—	—
Construction	**—**	—	—	—	—
Bank cards	**6**	5	6	7	4
Installment	**37**	41	26	44	52
Total	**43**	54	32	123	62
Net charge-offs	**(171)**	(58)	(177)	(107)	(231)
Provision charged to operations	**415**	410	440	288	402
Balance at end of period	**$ 2,698**	$ 2,454	$ 2,102	$ 1,839	$ 1,658
Ratio of net loan losses to average net loans outstanding:					
Net charge-offs	**$ 171**	$ 58	$ 177	$ 107	$ 231
Average net loans	**168,660**	147,352	141,576	132,934	131,587
	0.10%	0.04%	0.13%	0.08%	0.18%
Ratio of allowance for loan losses to total loans, net of unearned income:					
Allowance for loan losses	**$ 2,698**	$ 2,454	$ 2,102	$ 1,839	$ 1,658
Total loans at period end	**179,932**	158,504	141,494	141,250	134,042
	1.50%	1.55%	1.49%	1.30%	1.24%
Ratio of allowance for loan losses to non-performing loans:					
Allowance for loan losses	**$ 2,698**	$ 2,454	$ 2,102	$ 1,839	$ 1,658
Non-performing loans	**875**	1,732	1,229	866	1,333
	308.34%	142.43%	171.03%	212.36%	124.38%

For each period presented, the provision for loan losses charged to operations, is based on management's judgment after taking into consideration all factors connected with the collectability of the existing portfolio. Management evaluates the loan portfolio in light of local business and economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Assumptions and factors considered by management in determining the amounts charged to operations include internally generated loan review reports, previous loan loss experience with the borrower, the status of past due interest and principal payments on the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower. Despite management's best efforts, the reserve may be adjusted in future periods if there are significant changes in the assumptions or factors utilized when making valuations, or conditions differ materially from the assumptions originally utilized. Any such adjustments are made in the reporting period when the relevant factor(s) become known and when applied as part of the analysis indicate a change in the level of potential loss is warranted.

The provision for loan losses totaled $414,500 for the year ended December 31, 2004, $410,000 and $440,000 for the years ended December 31, 2003 and 2002, respectively. In the opinion of management, the provision charged to operations has been sufficient to absorb the current year's net loan losses while continuing to provide for potential future loan losses in view of a somewhat uncertain economy.

The following table shows the balance and percentage of the Company's allowance for loan losses allocated to each category of loans:

At December 31,	**2004**			2003			2002			2001			2000		
	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans	Reserve for Loan Losses	% of Reserve for Loan Losses	% of Loans Category to Total Loans
							(Dollars in thousands)								
Commercial	**$ 921**	**34%**	**18%**	$ 581	24%	19%	$ 451	21%	19%	$ 531	29%	22%	$ 295	18%	17%
Real estate construction	**608**	**23%**	**28%**	761	31%	28%	691	33%	21%	242	13%	17%	212	13%	15%
Real estate mortgage (1)	**1,028**	**38%**	**47%**	946	38%	46%	791	38%	51%	830	45%	47%	831	50%	48%
Installment (2)	**141**	**5%**	**7%**	166	7%	7%	169	8%	9%	236	13%	14%	320	19%	20%
	$2,698	**100%**	**100%**	$2,454	100%	100%	$2,102	100%	100%	$1,839	100%	100%	$1,658	100%	100%

(1) Includes home-equity loans.
(2) Includes bank cards.

The Company has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

SECURITIES

The Company's investment securities portfolio serves several purposes, primarily, liquidity, safety, and yield. Certain of the securities are pledged to secure public deposits and others are specifically identified as collateral for repurchase agreements with customers. The remaining portion of the portfolio is held for investment yield, availability for sale in the event liquidity is needed, and for general asset liability management purposes. During 2004, total securities decreased $7.9 million, or 4.5%, to $169.0 million or 44.6% of total assets, principally due to the $21.5 million or 13.5% increase in loans. In prior years, the Company had consciously increased its marketable securities holdings supported by deposit growth and borrowings, in light of weak loan demand and growth, and the historically low interest rate environment, to increase net interest income. During the prior year 2003, total securities increased by 56.9% to $177.0 million or 48.4% of total assets.

The securities portfolio consists of two components, securities available for sale and securities held to maturity.

Securities are classified as held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities so classified are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as available for sale and accounted for at market value. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The Company's recent purchases of securities have generally been limited to securities of investment grade credit quality with short to intermediate term maturities.

The book value and average yield of the Company's securities, including securities available for sale, at December 31, 2004 by contractual maturity, are reflected in the following table. Actual maturities, and the resulting cashflows, can differ significantly from contractual maturities because certain issuers may have the right to call or prepay debt obligations with or without call or prepayment penalties. The table below categorizes securities according to their contractual maturity, without regard for certain issuers having unilateral optional call provisions prior to the bond's contractual maturity, which they may or may not exercise depending on the overall market level of interest rates at the call date. Mortgage-backed securities are also reported according to the contractual final maturity, without regard for the prepayment characteristics of the underlying mortgages.

	States and political subdivisions[1]		Mortgage-backed Securities		U.S. Treasury and other U.S. agencies and corporations		Corporate Debt		Totals	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
	(Dollars in thousands)									
Due in one year or less	$ 200	5.50%	$ 88	6.26%	$ —	0.00%	$ 100	7.40%	$ 388	6.16%
Due after one year through five years	4,299	4.96%	11	8.08%	2,969	4.02%	10,754	7.22%	18,033	6.15%
Due after five years through ten years	8,350	5.28%	46	8.27%	34,471	4.48%	7,180	7.44%	50,047	5.04%
Due after ten years	17,325	4.83%	8,190	4.31%	37,039	5.82%	16,624	6.52%	79,178	5.59%
Total	$30,174	4.98%	$8,335	4.36%	$74,479	5.14%	$34,658	6.94%	$147,646	5.49%

[1] Yield on tax-exempt obligations have not been computed on a tax-equivalent basis.

The following table summarizes the book value of the Company's securities held to maturity at the date indicated:

Book Value at December 31,	**2004**	2003	2002
	(Dollars in Thousands)		
States and political subdivisions	**$ 8,820**	$ 11,152	$12,999

The following table summarizes the book value of the Company's securities available for sale at the dates indicated.

Book Value at December 31,	**2004**	2003	2002
	(Dollars in Thousands)		
U.S. Treasuries	**$ —**	$ 8,006	$ —
U.S. government agencies and corporations	**74,479**	70,732	41,724
Bank eligible preferred and equities	**20,546**	21,466	5,680
Mortgage-backed securities	**8,335**	8,287	8,771
Corporate and other debt	**34,658**	34,723	29,867
States and political subdivisions	**21,354**	20,453	11,773
	$159,372	$163,667	$97,815

As shown in the table above, approximately $388,000 or 0.3% of the total portfolio will mature in one year or less while $18 million or 12.2% will mature after one year but within five years. The fully taxable equivalent average yield on the entire portfolio was 5.99% for 2004, compared to 6.12% for 2003 and 6.93% for 2002. The market value of the entire portfolio exceeded the book value by approximately $1.2 million at December 31, 2004 compared to approximately $2.6 million and $2.5 million at December 31, 2003 and December 31, 2002, respectively.

DEPOSITS AND SHORT-TERM BORROWINGS

The Company's predominate source of funds is deposit accounts. The Company's deposit base is comprised of demand deposits, savings and money market accounts and other time deposits. The Company's deposits are provided by individuals and businesses generally located within the principal markets served.

As shown in the following table, average total deposits grew by 11.2% in 2004 and 21.74% in 2003. The average aggregate interest rate paid on deposits was 1.99% in 2004, compared to 2.19% in 2003 and 3.07% in 2002. The majority (52%) of the Company's deposits are higher yielding time deposits because many of its customers are individuals who seek higher yields than those offered on savings and demand accounts.

The following table is a summary of average deposits and average rates paid:

At December 31,	2004			2003			2002		
	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate
				(In Thousands)					
Non-interest bearing demand deposits	**$ 38,567**	**$ —**	**— %**	$ 33,100	$ —	— %	$ 27,345	$ —	— %
Interest bearing demand deposits	**51,821**	**409**	**0.79%**	47,309	429	0.91%	40,968	631	1.54%
Savings deposits	**51,328**	**641**	**1.25%**	51,199	785	1.53%	33,543	869	2.59%
Time deposits	**159,057**	**4,932**	**3.10%**	138,923	4,715	3.39%	120,377	5,325	4.42%
Total	**$300,773**	**$ 5,982**	**1.99%**	$ 270,531	$ 5,929	2.19%	$ 222,233	$ 6,825	3.07%

The company does not solicit nor does it have any brokered deposits. The following table is a summary of time deposits of $100,000 or more by remaining maturities at December 31, 2004:

	Time Deposits >$100,000
	(in Thousands)
Three months or less	$ 4,627
Three to six months	7,116
Six to twelve months	10,312
Over twelve months	17,149
	$ 39,204

The Company had no short-term borrowings with an average balance outstanding of more than 30% of stockholders' equity for the years ended December 31, 2004, 2003 and 2002.

CAPITAL RESOURCES

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance and changing competitive conditions and economic forces. The Company seeks to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

The Bank's capital position continues to exceed regulatory requirements. The primary indicators relied on by the Federal Reserve Board and other bank regulators in measuring strength of capital position are the Tier 1 Capital, Total Capital, and Leverage ratios. Tier 1 Capital consists of common and qualifying preferred stockholders' equity and minority interests in common equity accounts of consolidated subsidiaries, less goodwill. Total Capital consists of Tier 1 Capital, qualifying subordinated debt, some hybrid capital instruments and other qualifying preferred stock, a limited amount of the allowance for loan losses and pre-tax net unrealized holding gains on certain equity securities. Risk-based capital ratios are calculated with reference to risk-weighted assets, which consist of both on and off-balance sheet risks. The Bank's Tier 1 Capital ratio was 12.5% at December 31, 2004, compared to 12.8% at December 31, 2003 and 10.6% at December 31, 2002. The Total Capital ratio was 13.6% at December 31, 2004, compared to 13.9% and 11.6% at December 31, 2003 and 2002, respectively. These ratios are in excess of the mandated minimum requirements of 4.00% and 8.00%, respectively. The Leverage ratio consists of Tier 1 capital divided by quarterly average assets. At December 31, 2004, the Bank's Leverage ratio was 8.7% compared to 8.3% at December 31, 2003 and 7.6% at December 31, 2002. Each of these exceeds the required minimum leverage ratio of 3.00%. The Company, in view of the significant growth experienced over the past several years and the resulting impact on various capital ratios, recognized the eventual need for additional capital to support further expansion or acquisitions and used the proceeds from the issuance of the $5 million capital trust preferred securities in December 2003 to increase the capital position of Central Virginia Bank.

The following tables show risk based capital ratios and stockholders equity to total assets for the Company and it's principal subsidiary, Central Virginia Bank:

December 31,	Regulatory Minimum	**2004**	2003	2002
Consolidated				
Tier 1 risk-based capital	4.0%	**13.0%**	11.6%	11.3%
Total risk-based capital	8.0%	**14.1%**	14.9%	12.4%
Leverage ratio	3.0%	**9.0%**	7.5%	8.2%
Stockholders' equity to total assets	N/A	**8.3%**	7.7%	8.6%
Central Virginia Bank				
Tier 1 risk-based capital	4.0%	**12.5%**	12.8%	10.6%
Total risk-based capital	8.0%	**13.6%**	13.9%	11.6%
Leverage ratio	3.0%	**8.7%**	8.3%	7.6%

The capital management function is an ongoing process. Central to this process is internal equity generation accomplished by earnings retention. Total stockholders' equity increased by $3.0 million in 2004 primarily due to earnings retention and by $3.8 million during 2003 primarily as the result of earnings retention and improvement in accumulated other comprehensive income. The return on average equity was 14.8% in 2004, compared to 14.7% in 2003 and 13.5% in 2002. Total cash dividends were paid representing 29% of net income for 2004, while dividends represented 27% of net income for 2003 and 31% for 2002. Book value per share was $13.87 at December 31, 2004, compared to $12.77 at December 31, 2003 and $11.33 at December 31, 2002.

The Company's principal source of cash income is dividend payments from the Bank. Certain limitations exist under applicable law and regulation by regulatory agencies regarding dividend payments to a parent by its subsidiaries. As of December 31, 2004, the Bank had $9.6 million of retained earnings available for distribution to the Company as dividends without prior regulatory approval.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments, and loans maturing within one year. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Additional sources of liquidity available to the Company include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates, borrowing from the Federal Home Loan Bank, purchasing of federal funds, and selling securities under repurchase agreements. To further meet its liquidity needs, the company also has access to the Federal Reserve System. In the past, growth in deposits and proceeds from the maturity of investment securities has been sufficient to fund the net increase in loans. The Bank over the past three years has experienced 63% growth in deposits. During the same period, not withstanding the $5 million long-term Capital Trust Preferred issue in December 2003, the Bank has increased its borrowings from $19.8 million at the beginning of 2002 to $31.4 million at the end of 2004. In view of the historically low interest rate environment, coupled with the opportunity to lengthen maturities, the Bank has been able to lock-in low rate cost of funds for up to 5 years. These funds have been deployed at favorable yields in the investment portfolio, and more recently as funding for loan growth.

Interest Rate Sensitivity. In conjunction with maintaining a satisfactory level of liquidity, management must also control the degree of interest rate risk assumed on the balance sheet. Managing this risk involves regular monitoring of the interest sensitive assets relative to interest sensitive liabilities over specific time intervals.

At December 31, 2004, the Company had a negative 12-month gap position. Since the largest amount of interest sensitive assets and liabilities reprice within 12 months, the Company monitors this area closely. The Company does not emphasize interest sensitivity analysis beyond this time frame because it believes various unpredictable factors could result in erroneous interpretations. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that could have such an effect. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net interest margin. While the Company does not match each of its interest sensitive assets against specific interest sensitive liabilities, it does seek to enhance the net interest margin while minimizing exposure to interest rate fluctuations.

EFFECTS OF INFLATION

Inflation significantly affects industries having high proportions of fixed assets or high levels of inventories. Although the Company is not significantly affected in these areas, inflation does have an impact on the growth of assets. As assets grow rapidly, it becomes necessary to increase equity capital at proportionate levels to maintain the appropriate equity to asset ratios. Traditionally, the Company's earnings and high capital retention levels have enabled the Company to meet these needs.

The Company's reported earnings results have been affected by inflation, but isolating the effect is difficult. The different types of income and expense are affected in various ways. Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, as illustrated by the Gap Analysis, in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses may be more directly affected by inflation.

The following table summarizes the Company's interest earning assets and interest bearing liabilities with respect to the earlier of their contractual repayment date or nearest repricing date at December 31, 2004:

(Dollars in Thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years Or Nonsensitive	Total
Interest Earning Assets:					
Securities available for sale	$ 38,445	$ 15,234	$ 57,494	$ 49,046	$ 160,219
Securities held to maturity	630	204	5,958	2,018	8,820
Loans[1]	85,413	6,801	56,831	30,887	179,932
Total interest-earning assets	$ 124,488	$ 22,239	$ 120,293	$ 81,951	$ 348,971
Funding Sources:					
Deposits:					
Interest bearing demand	$ —	$ 5,464	$ 5,464	$ 43,707	$ 54,635
Savings	—	42,553	5,319	5,319	53,191
Time deposits, $100,000 and over	4,627	17,428	17,149	—	39,204
Other time deposits	16,665	54,993	50,213	—	121,871
Federal funds purchased and securities sold under repurchase agreements	997	—	—	—	997
FHLB advances					
Term	15,000	1,000	10,000	—	26,000
Overnight	4,500	—	—	—	4,500
Trust preferred securities	—	—	5,000	—	5,000
Total interest-bearing liabilities	$ 41,789	$ 121,438	$ 93,145	$ 49,026	$ 305,398
Period gap	$ 82,699	$ (99,199)	$ 27,148	$ 32,925	$ 43,573
Cumulative gap	$ 82,699	$ (16,500)	$ 10,648	$ 43,573	
Ratio of cumulative gap to total earning assets	23.70%	-4.73%	3.05%	12.49%	

[1]Of the amount of loans due after 12 months, $60.0 million had floating or adjustable rates of interest and $27.7 million had fixed rates of interest.

OFF-BALANCE SHEET ARRANGEMENTS

The Company enters into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of its customers. These off-balance sheet arrangements include commitments to extend credit and standby letters of credit which would impact the Company's liquidity and capital resources to the extent customer's accept and or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. See Note 13 to the Consolidated Financial Statements for further discussion of the nature, business purpose and elements of risk involved with these off-balance sheet arrangements. In addition to these off-balance sheet arrangements, the Company has entered into an interest rate swap contract in connection with its capital trust preferred securities. The Company has no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources, that is material to investors. For further information see Notes 8, 9 and 13 to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

The following table presents the Company's contractual obligations at December 31, 2004 and the scheduled payment amounts due at various intervals over the next five years and beyond.

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Dollars in Thousands)				
Long-term debt obligations	$ 5,000	$ —	$ —	$ —	$ 5,000
Other obligations	1,813	1,813	—	—	—
Total	$ 6,813	$ 1,813	$ —	$ —	$ 5,000

FORWARD-LOOKING STATEMENTS

Certain information contained in this discussion and elsewhere in this filing may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

CRITICAL ACCOUNTING POLICIES

General. The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. For example, we use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ substantially from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change. A summary of the significant accounting policies of the Company is set forth in Note 1 to the Company's consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General. An important element of both earnings performance and liquidity is the management of our interest-sensitive assets and our interest-sensitive liabilities maturing or repricing within specific time intervals and the risks involved with them. Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. Our market risk is composed primarily of interest rate risk. The asset and liability management committee at the Bank is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to this risk. Our board of directors reviews the guidelines established by the committee. Interest rate risk is monitored through the use of three complimentary modeling tools: static gap analysis, earnings simulation modeling and economic value simulation (net present value estimation). Each of these models measures changes in a variety of interest rate scenarios. While each of the interest rate risk measures has limitations, taken together they represent a reasonably comprehensive view of the magnitude of our interest rate risk, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships. Static gap, which measures aggregate repricing values, is less utilized since it does not effectively measure the earnings impact on us. Earnings simulation and economic value models, however, which more effectively reflect the earnings impact, are utilized by management on a regular basis.

Earnings Simulation Analysis. We use simulation analysis to measure the sensitivity of net income to changes in interest rates. The model utilized calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process, but it provides a more realistic analysis of the sensitivity of earnings to changes in interest rates than other analysis such as the static gap analysis.

Assumptions used in the model, including loan and deposit growth rates, are derived from seasonal trends and management's outlook, as are the assumptions used to project the yields and rates for new loans and deposits. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are accounted for in the different rate scenarios.

The following table represents the interest rate sensitivity of our net income on a twelve-month horizon using different rate scenarios as of December 31, 2004. There have been no material changes in quantitative and qualitative disclosures about market risk since this information was developed using December 31, 2004 data.

Change in Yield Curve	% Change in Net Income	$ Change in Net Income
	(Dollars in Thousands)	
+200 basis points	9.2%	$ 430
+100 basis points	5.1%	$ 239
Base	0.0%	
-100 basis points	-6.9%	-$ 324
-200 basis points	-17.9%	-$ 840

Economic Value Simulation. We use economic value simulation to calculate the estimated fair value of assets and liabilities under different interest rate environments. Economic values are calculated based on discounted cash flow analysis. The economic value of equity is the economic value of all assets minus the economic value of all liabilities. The change in economic value of equity over different rate environments is an indication of the longer term repricing risk in the balance sheet. The same assumptions are used in the economic value simulation as in the earnings simulation.

The following chart reflects the change in net market value of equity by using December 31, 2004 data, over different rate environments with a one-year horizon.

Change in Yield Curve	% Change in Economic Value of Equity	$ Change in Economic Value of Equity
	(Dollars in Thousands)	
+200 basis points	-22.5%	-$ 8,873
+100 basis points	-9.5%	-$ 3,729
Base	0.0%	
-100 basis points	5.2%	$ 2,042
-200 basis points	9.4%	$ 3,701

Management of the Interest Sensitivity Gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities maturing or repricing within a specific time interval. The gap can be managed by repricing assets or liabilities, by selling investments, by replacing an asset or liability prior to maturity, or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net income due to changes in market interest rates. We evaluate interest rate risk and then formulate guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors.

Our asset and liability committee reviews deposit pricing, changes in borrowed money, investment and trading activity, loan sale activities, liquidity levels and the overall interest sensitivity. The actions of the committee are reported to the board of directors regularly. The periodic monitoring of interest rate risk, investment and trading activity, along with any other significant transactions are managed by the Chief Financial Officer of the Bank with input from other committee members.

December 31,	2004	2003
ASSETS		
Cash and due from banks	$ 9,663,181	$ 8,029,151
Federal funds sold	—	5,000,000
Total cash and cash equivalents	9,663,181	13,029,151
Securities available for sale (Note 2)	160,219,203	165,832,951
Securities held to maturity (approximate market value 2004 $9,134,149; 2003 $11,635,661) (Note 2)	8,820,035	11,152,337
Total securities	169,039,238	176,985,288
Mortgage loans held for sale	1,264,175	762,400
Loans: (Notes 3, 13, and 14)		
Commercial	33,250,643	29,807,926
Real estate:		
Mortgage	77,152,832	67,216,322
Home equity	7,952,365	5,227,258
Construction	49,787,759	45,096,386
Bank cards	880,815	891,207
Installment	11,007,904	10,292,040
Less unearned discount	(100,141)	(26,773)
Loans, net of unearned discount	179,932,177	158,504,366
Allowance for loan losses	(2,698,622)	(2,454,443)
Loans, net	177,233,555	156,049,923
Bank premises and equipment, net (Note 4)	8,134,145	5,050,090
Accrued interest receivable	2,297,411	2,443,082
Other assets	11,644,488	11,514,768
	$ 379,276,193	$ 365,834,702
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Demand deposits	$ 41,046,290	$ 36,150,140
Interest bearing demand deposits, MMDA, and NOW accounts	54,634,469	49,930,596
Savings deposits	53,190,797	57,593,668
Time deposits: (Note 6)		
$100,000 and over	39,204,176	39,102,855
Other	121,871,237	117,943,255
	309,946,969	300,720,514
Federal funds purchased and securities sold under repurchase agreements	997,000	4,214,000
FHLB borrowings (Note 7)	30,500,000	26,000,000
Long term debt, capital trust preferred securities (Note 8)	5,000,000	5,000,000
Accrued interest payable	416,469	404,909
Other liabilities	1,034,809	1,152,541
	347,895,247	337,491,964
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 2,261,716 and 2,113,274 shares issued and outstanding in 2004 and 2003, respectively	2,827,145	2,641,593
Surplus	10,417,162	6,886,930
Retained earnings	17,558,418	17,393,695
Accumulated other comprehensive income	578,221	1,420,520
	31,380,946	28,342,738
	$ 379,276,193	$ 365,834,702

See Notes to Consolidated Financial Statements.

Years Ended December 31,	2004	2003	2002
Interest income:			
Interest and fees on loans	$11,122,815	$10,360,271	$10,875,799
Interest on securities and federal funds sold:			
U. S. Treasury securities	37,286	130,798	6,163
U. S. government agencies and corporations	3,918,091	3,440,100	3,010,418
States and political subdivisions	1,576,759	1,430,454	1,420,429
Corporate and other	3,624,233	3,150,632	2,010,031
Federal funds sold	38,260	30,802	85,469
	9,194,629	8,182,786	6,532,510
	20,317,444	18,543,057	17,408,309
Interest expense:			
Interest on deposits	5,982,163	5,928,852	6,824,791
Interest on borrowings:			
Federal funds purchased and securities sold under repurchase agreements	42,313	15,272	26,248
FHLB borrowings	996,369	694,233	696,282
Capital trust preferred securities	324,603	13,344	—
Note payable	—	—	180
	1,363,285	722,849	722,710
	7,345,448	6,651,701	7,547,501
Net interest income	12,971,996	11,891,356	9,860,808
Provision for loan losses (Note 3)	414,500	410,000	440,000
Net interest income after provision for loan losses	12,557,496	11,481,356	9,420,808
Non-interest income:			
Deposit fees and charges	1,083,151	1,166,198	1,291,770
Bank card fees	302,519	258,754	241,015
Increase in cash surrender value of life insurance	264,454	275,297	288,125
Secondary mortgage market loan fees	238,199	353,317	279,498
Investment and insurance commissions	410,206	458,715	174,578
Realized gain on sales of securities available for sale	310,391	287,688	114,359
Other	229,464	203,822	158,135
	2,838,384	3,003,791	2,547,480
Non-interest expenses:			
Salaries and wages	4,244,234	4,018,674	3,239,570
Pensions and other employee benefits	1,460,283	1,311,799	1,088,910
Occupancy expense	457,624	364,074	361,295
Equipment depreciation	640,268	632,500	591,389
Equipment repairs and maintenance	284,868	289,956	281,889
Advertising and public relations	232,657	170,533	159,529
Federal insurance premiums	43,871	38,678	35,862
Office supplies, telephone, and postage	569,529	561,134	474,088
Taxes and licenses	231,233	165,491	150,591
Legal and professional fees	174,092	146,992	160,867
Other operating expenses	1,636,546	1,434,628	1,287,821
	9,975,205	9,134,459	7,831,811
Income before income taxes	5,420,675	5,350,688	4,136,477
Income taxes (Note 10)	1,056,351	1,436,923	1,131,313
Net income	$ 4,364,324	$ 3,913,765	$ 3,005,164
Basic earnings per share	$ 1.95	$ 1.79	$ 1.39
Diluted earnings per share	$ 1.91	$ 1.72	$ 1.33

See Notes to Consolidated Financial Statements.

Years Ended December 31, 2004, 2003, and 2002	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2002	$2,436,537	$4,573,213	$13,938,489	$(120,715)	$20,827,524
Comprehensive income:					
Net income	—	—	3,005,164	—	3,005,164
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $771,278	—	—	—	1,497,186	1,497,186
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $38,882	—	—	—	(75,477)	(75,477)
Total comprehensive income					4,426,873
Issuance of common stock:					
97,732 shares pursuant to 5% stock dividend	122,165	1,346,747	(1,468,912)	—	—
12,236 shares pursuant to dividend reinvestment plan	15,295	162,411	—	—	177,706
Payment for 191 fractional shares of common stock	—	—	(2,875)	—	(2,875)
Cash dividends declared, $.47 per share	—	—	(930,017)	—	(930,017)
Balance, December 31, 2002	2,573,997	6,082,371	14,541,849	1,300,994	24,499,211
Comprehensive income:					
Net income	—	—	3,913,765	—	3,913,765
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $159,388	—	—	—	309,400	309,400
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $97,814	—	—	—	(189,874)	(189,874)
Total comprehensive income					4,033,291
Issuance of common stock:					
43,330 shares pursuant to exercise of stock options	55,412	515,394	—	—	570,806
Income tax benefit of deduction for tax purposes attributable to exercise of stock options	—	105,312	—	—	105,312
9,747 shares pursuant to dividend reinvestment plan	12,184	183,853	—	—	196,037
Cash dividends declared, $.51 per share	—	—	(1,061,919)	—	(1,061,919)
Balance, December 31, 2003	2,641,593	6,886,930	17,393,695	1,420,520	28,342,738
Comprehensive income:					
Net income	—	—	4,364,324	—	4,364,324
Other comprehensive income, net of tax:					
Unrealized holding losses on securities available for sale arising during the period, net of deferred income taxes of $346,257	—	—	—	(665,846)	(665,846)
Less reclassification adjustment for gains on securities available for sale included in net income, net of deferred income taxes of $109,361	—	—	—	(201,029)	(201,029)
Unrealized holding gain on interest swap agreement arising during the period, net of deferred income taxes of $15,036	—	—	—	24,576	24,576
Total comprehensive income					3,522,025
Issuance of common stock:					
33,149 shares pursuant to exercise of stock options	41,435	370,808	—	—	412,243
Income tax benefit of deduction for tax purposes attributable to exercise of stock options	—	165,376	—	—	165,376
106,431 shares pursuant to a 5% stock dividend	133,039	2,769,334	(2,902,373)	—	—
8,862 shares pursuant to dividend reinvestment plan	11,078	224,714	—	—	235,792
Payment for 386 fractional shares of common stock	—	—	(10,540)	—	(10,540)
Cash dividends declared, $.58 per share	—	—	(1,286,688)	—	(1,286,688)
Balance, December 31, 2004	$2,827,145	$10,417,162	$17,558,418	$578,221	$31,380,946

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Central Virginia Bankshares, Inc.

Years Ended December 31,	2004	2003	2002
Cash Flows From Operating Activities			
Net income	$ 4,364,324	$ 3,913,765	$ 3,005,164
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	753,596	736,096	695,370
Amortization	37,177	14,678	14,678
Deferred income taxes	(70,200)	(8,434)	(30,073)
Provision for loan losses	414,500	410,000	440,000
Amortization and accretion on securities	223,748	195,496	114,862
Realized gain on sales of securities available for sale	(310,391)	(287,688)	(114,359)
(Gain) loss on disposal of premises and equipment	215	(2,995)	21,320
Loss on sale of foreclosed real estate	1,380	—	—
Increase in cash value, life insurance	(265,934)	(286,400)	(299,839)
Change in operating assets and liabilities:			
(Increase) decrease in assets:			
Mortgage loans held for sale	(501,775)	484,180	(1,246,580)
Accrued interest receivable	145,671	(650,414)	(122,798)
Other assets	(99,723)	(71,934)	(228,605)
Increase (decrease) in liabilities:			
Accrued interest payable	11,560	24,099	(56,317)
Other liabilities	257,775	298,980	118,699
Net cash provided by operating activities	4,961,923	4,769,429	2,311,522
Cash Flows From Investing Activities			
Proceeds from calls and maturities of securities held to maturity	2,327,420	2,881,300	2,238,800
Purchase of securities held to maturity	—	(1,033,641)	(1,538,846)
Proceeds from calls and maturities of securities available for sale	32,777,425	46,097,449	22,940,895
Proceeds from sales of securities available for sale	22,569,079	10,421,113	20,033,415
Purchase of securities available for sale	(50,960,198)	(122,279,218)	(67,151,685)
Net increase in loans made to customers	(21,598,132)	(17,067,949)	(421,249)
Proceeds from sale of premises and equipment	—	22,255	15,175
Net purchases of premises and equipment	(2,189,349)	(768,783)	(556,366)
Proceeds from sale of foreclosed real estate	95,620	—	—
Acquisition of other assets	(1,210,020)	(3,072,529)	—
Net cash (used in) investing activities	(18,188,155)	(84,800,003)	(24,439,861)
Cash Flows From Financing Activities			
Net increase in demand deposits, MMDA, NOW and savings accounts	5,197,152	27,907,530	27,973,406
Net increase in time deposits	4,029,303	34,824,607	1,987,594
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	(3,217,000)	3,776,000	(4,325,000)
Net proceeds on FHLB borrowings	4,500,000	5,000,000	6,000,000
Proceeds from issuance of capital trust preferred securities	—	5,000,000	—
Repayment of note payable	—	—	(9,000)
Net proceeds from issuance of common stock	648,035	766,843	177,706
Payment for purchase of fractional shares of common stock	(10,540)	—	(2,875)
Dividends paid	(1,286,688)	(1,061,919)	(930,017)
Net cash provided by financing activities	9,860,262	76,213,061	30,871,814
Increase (decrease) in cash and cash equivalents	(3,365,970)	(3,817,513)	8,743,475
Cash and cash equivalents, beginning	13,029,151	16,846,664	8,103,189
Cash and cash equivalents, ending	$ 9,663,181	$13,029,151	$16,846,664
Supplemental Disclosures of Cash Flow Information			
Interest paid	$7,333,888	$ 6,627,603	$ 7,603,818
Income taxes paid	1,202,187	1,396,493	1,274,170
Supplemental Disclosure of Noncash Investing and Financing Activities			
Unrealized gain (loss) on securities available for sale	(1,322,493)	181,100	2,154,105
Unrealized gain on interest rate Swap Agreement	39,612	—	—

See Notes to Consolidated Financial Statements.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Central Virginia Bankshares, Inc., and its subsidiary, Central Virginia Bank, including its subsidiary, CVB Title Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

Nature of operations: Central Virginia Bankshares, Inc., is a one bank holding company headquartered in Powhatan County, Virginia. The Corporation's subsidiary, Central Virginia Bank, provides a variety of financial services to individuals and corporate customers through its eight branches located in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. The Bank's primary deposit products are checking accounts, savings accounts, and certificates of deposit. Its primary lending products are residential mortgage, construction, installment, and commercial business loans.

Central Virginia Bank's subsidiary, CVB Title Services, Inc., is a corporation organized under the laws of the Commonwealth of Virginia. The Corporation's primary purpose is to own membership interests in two insurance-related limited liability companies.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. There is also a significant concentration of loans to builders and developers in the region. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Cash and cash equivalents: For purposes of reporting the consolidated statements of cash flows, the Corporation includes cash on hand, amounts due from banks, federal funds sold and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets. Cash flows from deposits and loans are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

The Bank is required to maintain average reserve and clearing balances in cash or on deposit with the Federal Reserve Bank. The total of these balances was approximately $3,346,000 and $2,997,000 at December 31, 2004 and 2003, respectively.

Securities: Securities are classified as held to maturity when management has the intent and the Bank has the ability at the time of purchase to hold them until maturity or on a long-term basis. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in accumulated other comprehensive income, a component of stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 2004, 2003, and 2002.

Declines in the fair value of individual securities classified as either held to maturity or available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses.

Mortgage loans held for sale: Mortgage loans originated and held for sale in the secondary market are reported at cost determined on an aggregate basis. Substantially all mortgage loans held for sale are presold to the Bank's mortgage correspondents.

Loans: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the average contractual life.

For impaired loans, accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

All interest accrued in the current calendar year but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. Uncollected interest accrued in prior years is charged off to the allowance for loan losses. The interest on these loans is accounted for on the cash basis until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses are recognized as income on a cash basis.

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, credit concentrations, trends in historical loss experience, review of specific problem loans, and current economic conditions.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Bank does not aggregate loans for risk classification. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Depreciation is not recognized on branches or banking facilities purchased or constructed until the facility is occupied and opened for business. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Years
Buildings and improvements	5 - 39
Furniture and equipment	3 - 10

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. Foreclosed real estate is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. At December 31, 2004 and 2003, foreclosed real estate totaling $0 and $97,000, respectively, is included with other assets on the accompanying consolidated balance sheets.

Advertising costs: Advertising costs are expensed as incurred.

Intangible assets: Intangible assets, which for the Bank are the cost of acquired customer accounts, are amortized on a straight-line basis over the expected periods of benefit.

Income taxes: The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current liability may be more or less than the charge against earnings due to the effect of deferred income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock.

	2004	2003	2002
Income available to common stockholders used in basic EPS	$4,364,324	$3,913,765	$3,005,164
Weighted average number of common shares used in basic EPS	2,243,527	2,186,028	2,157,131
Effect of dilutive securities: Stock options	46,522	83,891	101,329
Weighted number of common shares and dilutive potential stock used in diluted EPS	2,290,049	2,269,919	2,258,460

Derivative financial instruments: All derivatives are recognized on the balance sheet at their fair value as an asset or liability. On the date the derivative contract is entered into, the Corporation designates the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability "cash flow" hedge. Changes in the fair value of a derivative that is highly effective as, and that is designated and qualifies as, a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings).

At December 31, 2004 and 2003, the Corporation's only derivative financial instrument consisted of an interest-rate swap agreement used to lock-in the interest cash outflows on certain floating-rate debt incurred in 2003.

NOTE 2 SECURITIES

Carrying amounts and approximate market values of securities available for sale are as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies and corporations	**$ 74,479,154**	**$ 250,566**	**$ (563,451)**	**$ 74,166,269**
Bank eligible preferred and equities	**20,545,680**	**410,316**	**(1,525,201)**	**19,430,795**
Mortgage-backed securities	**8,334,907**	**41,395**	**(88,897)**	**8,287,405**
Corporate and other debt	**34,657,978**	**2,285,417**	**(56,629)**	**36,886,766**
States and political subdivisions	**21,354,535**	**313,854**	**(220,421)**	**21,447,968**
	$ 159,372,254	**$ 3,301,548**	**$ (2,454,599)**	**$ 160,219,203**

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. treasuries	$ 8,006,252	$ —	$ (113,773)	$ 7,892,479
U. S. government agencies and corporations	70,732,187	579,711	(651,536)	70,660,362
Bank eligible preferred and equities	21,465,271	381,336	(673,367)	21,173,240
Mortgage-backed securities	8,287,179	74,031	(80,297)	8,280,913
Corporate and other debt	34,723,263	2,644,171	(55,872)	37,311,562
States and political subdivisions	20,452,881	289,246	(227,732)	20,514,395
	$ 163,667,033	$ 3,968,495	$ (1,802,577)	$ 165,832,951

The amortized cost and approximate market value of securities available for sale at December 31, 2004, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary. Additionally, many of the U. S. Government agency securities held have one-time, semiannual, quarterly, or continuous call provisions that allow the agency to redeem the debt substantially in advance of the contractual maturity.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 169,679	$ 174,363
Due after one year through five years	15,312,951	16,181,791
Due after five years through ten years	47,939,074	48,930,553
Due after ten years	67,069,963	67,214,296
Bank eligible preferred and equities	20,545,680	19,430,795
Mortgage-backed securities	8,334,907	8,287,405
	$159,372,254	$160,219,203

Gross gains of $337,474 and $445,202 were realized on sales and redemptions of securities available for sale in 2004 and 2003, respectively. Gross losses of $27,083 and $157,514 were realized on the sale of securities available for sale in 2004 and 2003, respectively.

Securities available for sale with unrealized losses at December 31, 2004 were as follows:

	December 31, 2004					
	Less than twelve months		Twelve months or longer		Total	
	Approximate Market Value	Unrealized Losses	Approximate Market Value	Unrealized Losses	Approximate Market Value	Unrealized Losses
U. S. government agencies and corporations	$ 21,681,260	$ (130,096)	$ 9,371,370	$ (433,355)	$ 31,052,630	$ (563,451)
Bank eligible preferred and equities	6,240,410	(604,340)	7,203,500	(920,861)	13,443,910	(1,525,201)
Mortgage-backed securities	5,273,399	(62,613)	1,949,200	(26,284)	7,222,599	(88,897)
Corporate and other debt	7,674,737	(56,629)	—	—	7,674,737	(56,629)
States and political subdivisions	4,552,955	(50,223)	5,471,457	(170,198)	10,024,412	(220,421)
	$ 45,422,761	$ (903,901)	$ 23,995,527	$ (1,550,698)	$ 69,418,288	$ (2,454,599)

Market changes in interest rates and market changes in credit spreads will result in temporary unrealized losses as a normal fluctuation in the market price of securities. The majority of the gross unrealized losses, $1,550,698 out of total unrealized losses of $2,454,599, have been in an unrealized loss position for more than 12 months. These are temporary losses due primarily to increases in interest rates on securities purchased in 2002 and 2003. The $1,550,698 in unrealized losses which have been in a loss position for more than twelve months are primarily fixed rate bonds and bank eligible preferred equities. The reason for the temporary loss is that the dividend rates on these securities is lower than the current rates. The Corporation has determined that there were no other than temporary impairments associated with the above securities at December 31, 2004.

Carrying amounts and approximate market values of securities being held to maturity are as follows:

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	**$ 8,820,035**	**$ 322,299**	**$ (8,185)**	**$ 9,134,149**

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	$ 11,152,337	$ 483,324	$ —	$ 11,635,661

The amortized cost and approximate market value of securities being held to maturity at December 31, 2004, by contractual maturity, are shown below.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 333,550	$ 336,026
Due after one year through five years	2,506,426	2,610,642
Due after five years through ten years	2,061,345	2,152,872
Due after ten years	3,918,714	4,034,609
	$ 8,820,035	$ 9,134,149

Securities with an amortized cost of $13,132,795 and $2,416,511 and a market value of $13,149,791 and $2,523,169 at December 31, 2004 and 2003, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 3 LOANS

Major classifications of loans are summarized as follows:

December 31,	**2004**	2003
Commercial	**$ 33,250,643**	$ 29,807,926
Real estate:		
Mortgage	**77,152,832**	67,216,322
Home equity	**7,952,365**	5,227,258
Construction	**49,787,759**	45,096,386
Bank cards	**880,815**	891,207
Installment	**11,007,904**	10,292,040
	180,032,318	158,531,139
Less unearned discount	**(100,141)**	(26,773)
	179,932,177	158,504,366
Allowance for loan losses	**(2,698,622)**	(2,454,443)
Loans, net	**$ 177,233,555**	$ 156,049,923

Changes in the allowance for loan losses were as follows:

Years Ended December 31,	**2004**	2003	2002
Balance, beginning	**$ 2,454,443**	$ 2,101,698	$ 1,839,398
Provision charged to operations	**414,500**	410,000	440,000
Loans charged off	**(213,796)**	(112,055)	(209,369)
Recoveries	**43,475**	54,800	31,669
Balance, ending	**$ 2,698,622**	$ 2,454,443	$ 2,101,698

At December 31, 2004, the Bank had loans amounting to $270,546 that were specifically classified as impaired. The average balance of impaired loans amounted to approximately $144,461 for the year ended December 31, 2004. The allowance for loan losses related to impaired loans amounted to $40,302 at December 31, 2004.

The following is a summary of cash receipts on these loans and how they were applied in 2004:

Cash receipts applied to reduce principal balance	$ 16,154
Cash receipts recognized as interest income	—
Total cash receipts	$ 16,154

Nonaccruing loans (principally installment, commercial, and mortgage loans) totaled $270,546, $0, and $258,281 at December 31, 2004, 2003, and 2002, respectively, which had the effect of reducing net income $12,189 ($.01 per common share), $0, and $22,263 ($.01 per common share) for the years then ended, respectively. Loans past due ninety days or more and still accruing interest amounted to $604,783, $1,723,421, and $971,328 at December 31, 2004, 2003, and 2002, respectively.

NOTE 4 BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment and the total accumulated depreciation are summarized as follows:

December 31,	**2004**	2003
Land	**$ 1,362,039**	$ 900,270
Buildings and improvements	**4,168,996**	3,669,191
Furniture and equipment	**6,885,207**	6,310,104
Branch in progress	**2,294,084**	—
	14,710,326	10,879,565
Less accumulated depreciation	**6,576,181**	5,829,475
	$ 8,134,145	$ 5,050,090

During the year ended December 31, 2004, the Bank began construction of a new main office building in Powhatan, Virginia. Costs incurred through December 31, 2004, totaled $2,294,084 and include land cost, construction cost, and deposits for equipment and furnishings.

NOTE 5 INVESTMENT IN BANK OWNED LIFE INSURANCE

The Bank is owner and designated beneficiary on life insurance policies in the face amount of approximately $15,975,810 maintained on certain of its officers and directors. The earnings from these policies will be used to offset increases in employee benefit costs. The cash surrender value of these policies of $5,564,020 and $5,303,762 at December 31, 2004 and 2003, respectively, is included in other assets on the accompanying consolidated balance sheets.

NOTE 6 MATURITIES OF TIME DEPOSITS

The scheduled maturities of time deposits at December 31, 2004, are as follows:

Year Ending December 31	
2005	$ 93,770,528
2006	20,954,904
2007	15,966,895
2008	19,101,276
2009	11,281,810
	$161,075,413

NOTE 7 FHLB BORROWINGS

The borrowings from the Federal Home Loan Bank of Atlanta, Georgia, are secured by qualifying first mortgage loans. The borrowings at December 31, 2004 and 2003, consist of the following:

	2004	2003
Interest payable quarterly at a fixed rate of 4.45%, principal due and payable on January 5, 2011, callable quarterly beginning January 7, 2002	$ 5,000,000	$ 5,000,000
Interest payable quarterly at a fixed rate of 4.03%, principal due and payable on March 8, 2011, callable quarterly beginning September 10, 2001	5,000,000	5,000,000
Interest payable quarterly at a fixed rate of 3.14%, principal due and payable on December 5, 2011, callable quarterly beginning December 5, 2003	5,000,000	5,000,000
Interest payable quarterly at a fixed rate of 2.99%, principal due and payable on March 17, 2014, callable only on March 17, 2009	5,000,000	—
Interest payable quarterly at a fixed rate of 3.71%, principal due and payable on November 14, 2013, callable only on November 14, 2008	5,000,000	5,000,000
Interest payable and adjusts quarterly to 3 month LIBOR plus 6 basis points,currently 1.26%, principal due and payable on December 6, 2004	—	1,000,000
Interest payable and adjusts quarterly to 3 month LIBOR plus 2 basis points, currently 2.48%, principal due and payable on December 8, 2006	1,000,000	—
Short-term borrowing, due and payable on January 22, 2004, interest adjusted daily, currently 1.15%	—	5,000,000
Short-term borrowing, due and payable on January 24, 2005, interest adjusted daily, currently 2.51%	4,500,000	—
	$ 30,500,000	$ 26,000,000

NOTE 8 LONG-TERM DEBT, CAPITAL TRUST PREFERRED SECURITIES

Capital trust preferred securities represent preferred beneficial interests in the assets of Central Virginia Bankshares, Inc. Statutory Trust I (Trust). The Trust holds certain floating rate junior subordinated debentures due December 17, 2033, issued by the Corporation on December 17, 2003. Distributions on the Preferred Securities is payable quarterly at an annual rate of 3 month LIBOR plus 2.85% (5.4% at December 31, 2004). However, the Corporation has the option to defer distributions for up to five years. Cash distributions on the Preferred Securities are made to the extent interest on the debentures is received by the Trust. In the event of certain changes or amendments to regulatory requirements or federal tax rules, the Preferred Securities are redeemable in whole. Otherwise, the Preferred Securities are generally redeemable by the Corporation in whole or in part on or after December 17, 2008, at 100% of the liquidation amount. The Trust's obligations under the Preferred Securities are fully and unconditionally guaranteed by the Corporation. For regulatory purposes, the Preferred Securities are considered a component of Tier I capital.

NOTE 9 INTEREST RATE SWAP AGREEMENT

The Corporation has entered into an interest rate swap agreement related to the issuance of the trust preferred securities. The swap is utilized to manage interest rate exposure and is designated as a highly effective cash flow hedge. The differential to be paid or received on all swap agreements is accrued as interest rates change and is recognized over the life of the agreement in interest expense. The swap agreement expires December 17, 2008, and has an interest rate of 6.405%. The notional amount is $5,000,000. The effect of these agreements is to make the Corporation less susceptible to changes in interest rates by effectively converting certain variable rate debt to fixed rate debt. As of December 31, 2004, the estimated fair value of the interest rate swap agreement was $39,612.

NOTE 10 INCOME TAX MATTERS

The Corporation and Subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for the years ended December 31, 2004, 2003, and 2002, are as follows:

	2004	2003	2002
Currently payable	**$ 1,126,551**	$ 1,445,357	$1,161,386
Deferred	**(70,200)**	(8,434)	(30,073)
	$ 1,056,351	$1,436,923	$1,131,313

A reconciliation of the expected income tax expense computed at 34% to the income tax expense included in the consolidated statements of income is as follows:

Years Ended December 31,	**2004**	2003	2002
Computed "expected" tax expense	**$1,843,030**	$1,819,234	$1,406,402
Tax-exempt interest	**(325,969)**	(236,794)	(171,929)
Tax-exempt loan interest	—	(222)	(5,592)
Disallowance of interest expense deduction for the portion attributable to carrying tax-exempt obligations	**25,504**	22,841	20,324
Dividends received deduction	**(265,132)**	(167,530)	(35,470)
Increase in cash value of life insurance	**(50,246)**	(52,307)	(51,800)
Tax credits from limited partnership investment	**(159,355)**	—	—
Other	**(11,481)**	51,701	(30,622)
	$1,056,351	$1,436,923	$1,131,313

The deferred income tax provision consists of the following items:

Years Ended December 31,	**2004**	2003	2002
Difference between loan loss provision charged to operating expense and the bad debt deduction taken for income tax purposes	**$ (62,140)**	$(92,662)	$(74,798)
Difference between the loss from partnership investment recognized for financial statements, and for income tax purposes	**19,054**	—	—
Interest income on nonaccrual loans recognized for federal income tax purposes, but not recognized for financial statements until received	**(5,882)**	15,867	10,214
Increase (decrease) in value of foreclosed real estate and other assets recognized for financial statements, but not recognized for income tax purposes until realized	**5,100**	(3,400)	—
Deduction for uncollectible late charges recognized for financial statements, but not recognized for income tax purposes until realized	**(276)**	20	(51)
Difference between loan fees recognized for financial statements, and for income tax purposes	**(65,126)**	—	—
Deduction for accrued supplemental retirement expense recognized for financial statements, but not recognized for income tax purposes until paid	**(57,036)**	(50,222)	(44,053)
Deduction for accrued professional fees recognized for financial statements, but not recognized for income tax purposes until paid	**4,890**	(3,117)	(19,045)
Increase in cash surrender value of Bank owned life insurance recognized for financial statements, but not recognized for alternative minimum tax purposes until realized	**39,668**	41,294	46,163
Accretion of discount recognized for financial statements, but not recognized for income tax purposes until realized	**17,033**	20,534	4,654
Difference between the depreciation methods used for financial statements and for income tax purposes	**34,515**	63,252	46,843
	$ (70,200)	$ (8,434)	$(30,073)

The components of the net deferred tax asset (liability) included in other assets (liabilities) are as follows at December 31:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	**$ 860,127**	$ 777,273
Less valuation allowance	**(215,032)**	(194,318)
	645,095	582,955
Devaluation reserve on foreclosed property and other assets	**26,020**	31,120
Net deferred loan fees	**65,126**	—
Accrued professional fees	**17,272**	22,162
Accrued supplemental retirement expense	**151,311**	94,275
Reserve for uncollectible late charges	**8,560**	8,284
Interest income on nonaccrual loans	**5,882**	—
	919,266	738,796
Deferred tax liabilities:		
Property and equipment	**271,300**	236,785
Unrealized gain on securities available for sale	**293,303**	745,396
Unrealized gain on interest rate swap agreement	**15,036**	—
Cumulative increase in cash surrender value	**127,125**	87,457
Limited partnership investment	**19,054**	—
Securities	**50,631**	33,598
	776,449	1,103,236
Net deferred tax (liability)	**$ 142,817**	$(364,440)

NOTE 11 PROFIT-SHARING AND RETIREMENT AND 401K PLAN

Profit-Sharing and Retirement Plan: The Bank provides a qualified defined contribution profit-sharing and retirement plan covering substantially all active full-time and part-time employees of the Bank. Contributions to this plan, administered through the Virginia Bankers Association Benefits Corporation, are made annually to the credit of the participant's individual accounts, at the discretion of the Board of Directors. The plan may be amended or terminated by the Board of Directors at any time. Participants vest over a five-year period. Contributions for 2004 and 2003 represented 8.25 percent of each participant's eligible salary.

401K Plan: The Bank also provides a qualified 401K plan in conjunction with the defined contribution plan discussed above. Employees are eligible to participate after 6 months of employment. Eligible employees may, subject to statutory limitations, contribute a portion of their salary on a pre and post-tax basis. The Bank provides a matching contribution of $1.00 for every $1.00 the participant contributes up to the first 3 percent of their salary, and $.50 for every $1.00 of the next 2% of their salary. Participants are 100 percent vested in all contributions.

The total contributions to both the above plans for the years ended December 31, 2004, 2003, and 2002, were $390,736, $351,036, and $264,802, respectively.

NOTE 12 SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

During the year ended December 31, 2002, the Bank established a Supplemental Executive Retirement Plan, (the "SERP"), a nonqualified, unfunded, defined benefit plan for certain executive and senior officers of the Bank as designated by the Board of Directors. The current participants covered by the SERP include three executive officers as well as five other senior officers. The costs associated with this plan, as well as several other general employee benefit plans are partially offset by earnings attributable to the Bank's purchase of single premium Bank Owned Life Insurance ("BOLI"). The SERP provides an annual benefit equal to 25 percent of the participant's final compensation payable monthly over a 15-year period, following normal retirement at age 65, provided the participant has been employed by the Bank for a minimum of 8 years. A further provision exists for early retirement beginning at age 60, subject to the same 8-year service requirement, but with reduced benefits depending on the number of years preceding age 65 the participant elects to retire. Should the participant's employment terminate due to disability or death, and he has otherwise met the requirements necessary to receive a supplemental benefit under the SERP, the benefit shall be paid to the participant or his spouse. No benefits are payable should the participant's employment terminate for any reason other than retirement, disability, death, or a change in control.

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2004 and 2003:

	2004	2003
Projected benefit obligation:		
Beginning obligation	**$ 277,278**	$ 129,569
Service cost	**138,639**	129,569
Interest cost	**29,114**	18,140
Ending obligation	**$ 445,031**	$ 277,278
Funded status of the plan	**$ (445,031)**	$ (277,278
Net consolidated balance sheet liability	**$ (445,031)**	$ (277,278)
Net pension cost includes the following components:		
Service cost	**$ 138,639**	$ 129,569
Interest cost	**29,114**	18,140
	$ 167,753	$ 147,709

Assumptions used in the determination of the supplemental executive retirement plan information consist of the following:

	2004	2003
Discount rate	7.0%	7.0%
Rate of increase in compensation levels	5.0%	5.0%

NOTE 13 COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk: The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2004 and 2003, is as follows:

	2004	2003
Commitments to extend credit	$ 59,147,621	$ 38,841,693
Standby letters of credit	3,016,759	4,037,883
	$ 62,164,380	$ 52,172,279

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Borrowing Facilities: The Bank has entered into various borrowing arrangements with other financial institutions for Fed Funds, and other borrowings. The total amount of borrowing facilities available at December 31, 2004, was approximately $63,368,000.

Concentrations of credit risk: All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, the area surrounding Richmond, Virginia. The concentrations of credit by type of loan are set forth in Note 3. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness and construction sectors of the economy.

NOTE 14 RELATED PARTY TRANSACTIONS

The Corporation's subsidiary, Central Virginia Bank, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

Years Ended December 31,	2004	2003
Balance, beginning	$ 1,773,046	$ 2,193,248
New loans	3,302,541	1,225,401
Repayments	(1,301,483)	(1,645,603)
Balance, ending	$ 3,774,104	$ 1,773,046

NOTE 15 STOCK DIVIDEND

On June 15, 2004, the Corporation issued 106,431 shares of common stock pursuant to a 5% stock dividend for stockholders of record as of May 21, 2004. As a result of the stock dividend, common stock was increased by $133,039, surplus was increased by $2,769,334, and retained earnings was decreased by $2,902,373. All references in the accompanying consolidated financial statements to the number of common shares and per-share amounts for 2002 and 2003 have been restated to reflect this stock dividend.

On December 13, 2002, the Corporation issued 97,732 shares of common stock pursuant to a 5% stock dividend for stockholders of record as of November 15, 2002. As a result of the stock dividend, common stock was increased by $122,165, surplus was increased by $1,346,747, and retained earnings was decreased by $1,468,912.

NOTE 16 INCENTIVE STOCK OPTION PLAN

The Corporation has a Stock Plan that provides for the grant of Incentive Stock Options up to a maximum of 209,475 shares of common stock. This Plan was adopted to foster and promote the long-term growth and financial success of the Corporation by assisting in recruiting and retaining directors and key employees by enabling individuals who contribute significantly to the Corporation to participate in its future success and to associate their interests with those of the Corporation. The options were granted at the market value on the date of each grant. The maximum term of the options is ten years.

The following table presents a summary of options under the Plan at December 31:

		Shares Under Options		
	Option Price	**2004**	2003	2002
Outstanding, beginning	$ 8.67-$17.61	**109,182**	142,862	135,464
Increase due to stock dividends	$ 8.28-$16.77	**4,402**	—	—
Options granted	$16.77-$27.34	**10,050**	10,650	8,343
Options exercised	$ 8.28-$16.77	**(33,149)**	(44,330)	—
Options forfeited	$16.77	**(200)**	—	(945)
Outstanding, end of year	$ 8.28-$27.34	**90,285**	109,182	142,862

Options exercisable at December 31, 2004, 2003, and 2002, were 90,285, 109,182, and 142,862, respectively.

The Corporation applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant date consistent with the methods of FASB Statement 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of FASB Statement 123, the pro forma amounts reflect options with grant dates subsequent to January 1, 1995. There were 10,050, 10,650, and 8,343 options granted during the years ended December 31, 2004, 2003, and 2002, respectively.

	2004	2003	2002
Net income			
As reported	**$4,364,324**	$3,913,765	$3,005,164
Pro forma	**$4,304,728**	$3,889,057	$3,001,096
Basic earnings per share			
As reported	**$1.95**	$1.79	$1.39
Pro forma	**$1.92**	$1.78	$1.39
Diluted earnings per share			
As reported	**$1.91**	$1.72	$1.33
Pro forma	**$1.88**	$1.71	$1.33

For purposes of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model with the following assumptions for the grants in 2004, 2003, and 2002: dividend yield of 2.18%, 2.45%, and 3.43%, respectively, expected volatility of 20%, risk-free interest rate of 3.6%, 3.0%, and 3.0%, and an expected option life of 9.5, 5, and 5 years, respectively. The fair value of each option granted in 2004 was $5.93. The fair value of each option granted in 2003 and 2002 was $2.32 and $1.15, respectively.

NOTE 17 REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital as defined in the regulations to risk-weighted assets as defined, and of Tier I capital as defined to average assets as defined. Management believes, as of December 31, 2004, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			Dollars in Thousands			
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)						
Consolidated	**$ 36,681**	**14.05%**	**$ 20,886**	**8.00%**	**N/A**	**N/A**
Central Virginia Bank	**34,816**	**13.56%**	**20,540**	**8.00%**	**$ 25,676**	**10.00%**
Tier I Capital (to Risk Weighted Assets)						
Consolidated	**33,983**	**13.01%**	**10,448**	**4.00%**	**N/A**	**N/A**
Central Virginia Bank	**32,526**	**12.52%**	**10,392**	**4.00%**	**15,588**	**6.00%**
Tier I Capital (to Average Assets)						
Consolidated	**33,983**	**9.03%**	**15,053**	**4.00%**	**N/A**	**N/A**
Central Virginia Bank	**32,526**	**8.68%**	**14,989**	**4.00%**	**18,736**	**5.00%**
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 34,093	14.93%	$ 18,268	8.00%	N/A	N/A
Central Virginia Bank	31,380	13.92%	18,149	8.00%	$ 22,687	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	26,537	11.62%	9,135	4.00%	N/A	N/A
Central Virginia Bank	29,126	12.84%	9,074	4.00%	13,610	6.00%
Tier I Capital (to Average Assets)						
Consolidated	26,537	7.48%	14,191	4.00%	N/A	N/A
Central Virginia Bank	29,126	8.27%	14,088	4.00%	17,609	5.00%

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $9,616,975 in 2004 without regulatory approval.

NOTE 18 | FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and subsidiary.

The following methods and assumptions were used by the Corporation and subsidiary in estimating the fair value of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Mortgage loans held for sale: The carrying amount of mortgage loans held for sale approximate their fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable and accrued interest payable: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

Deposit liabilities: The fair values of demand deposits equal their carrying amounts which represents the amount payable on demand. The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Federal funds purchased and securities sold under repurchase agreements: The carrying amounts for federal funds purchased and securities sold under repurchase agreements approximate their fair values.

FHLB borrowings: The carrying amount of FHLB borrowings approximate their fair values.

Capital trust preferred securities: The carrying amount of the capital trust preferred securities approximates their fair values.

The following is a summary of the carrying amounts and estimated fair values of the Corporation and subsidiary's financial assets and liabilities at December 31, 2004 and 2003:

December 31,	**2004**		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	**$ 9,663,181**	**$ 9,663,181**	$ 13,029,151	$ 13,029,151
Securities available for sale	**160,219,203**	**160,219,203**	165,832,951	165,832,951
Securities held to maturity	**8,820,035**	**9,134,149**	11,152,337	11,635,661
Mortgage loans held for sale	**1,264,175**	**1,264,175**	762,400	762,400
Loans, net	**177,233,555**	**181,074,555**	156,049,923	161,253,923
Accrued interest receivable	**2,297,411**	**2,297,411**	2,443,082	2,443,082
Financial liabilities:				
Demand and variable rate deposits	**148,871,556**	**148,871,556**	143,674,404	143,674,404
Fixed-rate certificates of deposits	**161,075,413**	**162,474,413**	157,046,110	159,471,110
Federal funds purchased and securities sold under repurchase agreements	**997,000**	**997,000**	4,214,000	4,214,000
FHLB borrowings	**30,500,000**	**30,500,000**	26,000,000	26,000,000
Capital trust preferred securities	**5,000,000**	**5,000,000**	5,000,000	5,000,000
Accrued interest payable	**416,469**	**416,469**	404,909	404,909

At December 31, 2004 and 2003, the Corporation had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value.

NOTE 19 CONDENSED PARENT-ONLY FINANCIAL STATEMENTS

Financial statements for Central Virginia Bankshares, Inc., (not consolidated) are presented below.

BALANCE SHEETS

December 31,	2004	2003
Assets		
Cash	$ 327,804	$ 968,082
Investment in subsidiary	34,815,839	30,932,041
Securities available for sale	994,845	1,374,540
Other assets	463,686	322,546
	$36,602,174	$ 33,597,209
Liabilities		
Long-term debt	$ 5,155,000	$ 5,155,000
Accrued interest payable	—	13,344
Other liabilities	66,228	86,127
	5,221,228	$ 5,254,471
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 2,261,716 and 2,113,274 shares issued and outstanding in 2004 and 2003, respectively	2,827,145	2,641,593
Surplus	10,417,162	6,886,930
Retained earnings	17,558,418	17,393,695
Accumulated other comprehensive income	578,221	1,420,520
	31,380,946	28,342,738
	$36,602,174	$ 33,597,209

STATEMENTS OF INCOME

Years Ended December 31,	2004	2003	2002
Income:			
Management fees	$ 27,000	$ 36,000	$ 36,000
Dividends received from subsidiary	—	788,517	932,892
Equity in undistributed earnings of subsidiary	4,528,197	3,029,873	2,058,905
Dividend income	75,861	89,580	77,686
Gain (loss) on sale of securities available for sale	96,676	104,096	(12,661)
	4,727,734	4,048,066	3,092,822
Expenses:			
Operating expenses	149,944	98,404	108,265
Interest expense	324,603	13,344	—
	474,547	111,748	108,265
Income before income taxes	4,253,187	3,936,318	2,984,557
Income taxes	(111,137)	22,553	(20,607)
Net income	$ 4,364,324	$ 3,913,765	$ 3,005,164

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2004	2003	2002
Cash Flows From Operating Activities			
Net income	$4,364,324	$3,913,765	$3,005,164
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Undistributed earnings of subsidiary	(4,528,197)	(3,029,873)	(2,058,905)
Realized (gain) loss on sales of securities available for sale	(96,676)	(104,096)	12,661
Change in operating assets and liabilities:			
(Increase) decrease in other assets	(101,531)	(88,073)	(19,624)
Increase (decrease) in accrued interest payable	(13,344)	13,344	—
Decrease in other liabilities	—	—	(983)
Net cash provided by (used in) operating activities	(375,424)	705,067	938,313
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	534,079	353,698	306,770
Investment in subsidiary	—	(5,000,000)	—
Investment in Central Virginia Bankshares Statutory Trust I	—	(155,000)	—
Purchase of securities available for sale	(149,740)	(50,481)	(487,388)
Net cash (used in) investing activities	384,339	(4,851,783)	(180,618)
Cash Flows From Financing Activities			
Net proceeds from issuance of common stock	648,035	766,843	177,706
Net proceeds from issuance of long-term debt	—	5,155,000	—
Payment for fractional shares of common stock	(10,540)	—	(2,875)
Dividends paid	(1,286,688)	(1,061,919)	(930,017)
Net cash provided by (used in) financing activities	(649,193)	4,859,924	(755,186)
Increase (decrease) in cash	(640,278)	713,208	2,509
Cash, beginning	968,082	254,874	252,365
Cash, ending	$ 327,804	$ 968,082	$ 254,874

To the Board of Directors and Stockholders
Central Virginia Bankshares, Inc.
Powhatan, Virginia

MITCHELL, WIGGINS & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

We have audited the consolidated balance sheets of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Mitchell, Wiggins & Company LLP

Richmond, Virginia
February 2, 2005

COMMON STOCK

Central Virginia Bankshares, Inc common stock trades on the Nasdaq Stock Market[sm] under the symbol "CVBK". As of March 15, 2005, the Company had approximately 838 shareholders of record.

The following table shows dividends paid and the high and low trade prices by quarter for the past two years according to Nasdaq.

	2004			2003		
	High Trade	Low Trade	Dividends Paid	High Trade	Low Trade	Dividends Paid
First Quarter	$30.50	$26.00	$.145	$16.61	$14.70	$.12
Second Quarter	30.00	26.54	.145	19.80	15.70	.13
Third Quarter	28.30	23.95	.145	24.99	17.76	.13
Fourth Quarter	30.18	25.30	.145	26.75	24.99	.13

Stock Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

Independent Accountants
Mitchell, Wiggins & Company, LLP
Certified Public Accountants
Richmond, Va.

Corporate Office
2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Legal Counsel
Williams, Mullen, Clark & Dobbins
Richmond, Va.

Web Site
www.centralvabank.com

Form 10-K *A Copy of Form 10-K, including financial statement schedules, as filed with the Securities and Exchange Commission will be furnished without charge upon written request.*

CORPORATE

2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Bookkeeping/ Customer Service
Compliance/Loan Operation
Executive Administration
Finance/Accounting
Human Resources/Training
Item Processing
Investments
Network Technology
Information Technology
Retail Administration
Commercial/ Construction Lending

BANKING LOCATIONS

Main Office
2501 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 403-2070

Branch Manager
Edith M. Corbin

Brandermill
Market Square Shopping Center
4901 Millridge Parkway
Midlothian, Va. 23112
(804) 744-1784

Branch Manager
Linda J. Lamm

Bellgrade
2500 Promenade Parkway
Midlothian, Va. 23113
(804) 897-9370

Branch Manager
Elizabeth F. Brown

Cartersville
2288 Cartersville Road
Cartersville, Va. 23027
(804) 375-9073

Branch Manager
Betty J. Davis

Midlothian
Village Marketplace Shopping Center
13200 Midlothian Turnpike
Midlothian, Va. 23113
(804) 794-0033

Branch Manager
Connie G. Wheeler

Wellesley
3490 Lauderdale Drive
Glen Allen
(804) 364-6200

Branch Manager
Bernard J. Skammer

Cumberland
1422 Anderson Highway
Cumberland, Va. 23040
(804) 492-5100

Branch Manager
Deborah B. Henshaw

Mortgage Loan Services
2490 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 598-4223

Branch Manager
Elaine M. Burns



Directors: Garland L. Blanton, Jr.; Charles W. Binford; Elwood C. May; James T. Napier; Fleming V. Austin; John B. Larus; Ralph Larry Lyons; Charles B. Goodman

DIRECTORS

John B. Larus
Chairman of the Board

Ralph Larry Lyons
President & CEO, Central Virginia Bank

Fleming V. Austin
Retired Bank Executive

Charles W. Binford
Retired Partner, A.G. Smith & Co., General Merchandise Store, Maidens, Va., *Retired Postmaster*, Maidens, Va.

Garland L. Blanton, Jr.
Retired President/Manager, Blanton and Pleasants Hardware, Inc.

Charles B. Goodman
President, Goodman Truck and Tractor Company, Inc.

Elwood C. May
Owner/Operator, Flat Rock Hardware

James T. Napier
President, Napier, Realtors ERA

OFFICERS

Ralph Larry Lyons
President and CEO

Charles F. Catlett, III
Senior Vice President/Chief Financial Officer

F. William Kidd
Senior Vice President and Cashier

Shirley G. Boelt
Vice President/Human Resources/ Training Manager

Walter M. Cart Jr.
Vice President/Commercial Lender & Business Developer

Jodie S. Cocke
Vice President/Construction Lending Manager

Leslie S. Cundiff
Vice President/Senior Credit Officer

Richard C. Jenkins
Vice President/Senior Mortgage Loan Manager

Judy M. Reynolds
Vice President/Retail Group Manager/Lender

Thomas R. Thornton Jr.
Vice President/Accounting Manager

Vicki M. Alvarez
Assistant Vice President/Retail Lender

D. Todd Bradbury
Assistant Vice President/Project Specialist

Mark E. Broughton
Assistant Vice President/Item Processing & Information Technology Manager

Elaine M. Burns
Assistant Vice President/Mortgage Loan Manager

Linda G. Cheatham
Assistant Vice President/Retail Services Manager

Edith M. Corbin
Assistant Vice President/Branch Manager

Deborah B. Henshaw
Assistant Vice President/Branch Manager

Laurie B. Marker
Assistant Vice President/Commercial Lender & Business Developer

Leslie J. Payne
Assistant Vice President/Operations Support Specialist

Darlene P. Pelot
Assistant Vice President/Retail Operations Manager

Cheryl W. Purdy
Assistant Vice President/Assistant Branch Manager

Bernard J. Skammer
Assistant Vice President/Branch Manager

Christi L. Bowen
Operations Officer/Bookkeeping Manager

Elizabeth F. Brown
Branch Officer/Branch Manager

Betty J. Davis
Branch Officer/Branch Manager

Linda J. Lamm
Branch Officer/Branch Manager

Mary Ellen Twigg
Investment Officer/Investment Sales Manager

Connie G. Wheeler
Branch Officer/Branch Operations Manager

Darlene M. Windle
Branch Officer/Assistant Branch Manager

CVB Central Virginia Bankshares, Inc.

Post Office Box 39
Powhatan, Virginia 23139
(804) 403-2000